15046333

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

SEC FILE NUMBER
8- 35008

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.P. Morgan Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

383 Madison Avenue
(No. and Street)

New York (City) NY (State) 10179 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James M. Collins 212-552-9886
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James M. Collins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.P. Morgan Securities LLC, as of December 31st, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EUI SUN LISA LEE
Notary Public, State of New York
No. 01LE[illegible]1515
Qualified in New York County
[illegible] 17

Signature

Managing Director
Title

February 24, 2015

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) Statement of Cash Flows

x (p) Computation for Determination of PAB Requirements Pursuant to Rule 15c3-3

x (q) Computation of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) under the Commodity Exchange Act

x (r) Computation of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Regulation 30.7 under the Commodity Exchange Act

x (s) Statement of Cleared Swaps Customer Segregation Requirements and Funds in Cleared Swaps Customer Accounts under 4d(F) of the Commodity Exchange Act

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.P. Morgan Securities LLC and Subsidiaries

(An indirect wholly-owned subsidiary of JPMorgan Chase & Co.)

Consolidated Statement of Financial Condition
December 31, 2014

J.P. Morgan Securities LLC and Subsidiaries

(An indirect wholly-owned subsidiary of JPMorgan Chase & Co.)

Table of Contents
December 31, 2014

pwc

Report of Independent Registered Public Accounting Firm

To the Management and Board of Managers,
J.P. Morgan Securities LLC and Subsidiaries:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of J.P. Morgan Securities LLC and its subsidiaries (the "Company") at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the statement of financial condition. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2015

J.P. Morgan Securities LLC and Subsidiaries
(An indirect wholly-owned subsidiary of JPMorgan Chase & Co.)

Consolidated Statement of Financial Condition
December 31, 2014

(in millions)		
Assets		
Cash	$	1,062
Cash and securities segregated under federal and other regulations		17,903
Securities purchased under resale agreements (included $14,320 at fair value)		114,583
Securities borrowed		94,287
Securities received as collateral		3,349
Receivable from customers		30,316
Receivable from brokers, dealers, clearing organizations and others		15,582
Financial instruments owned		102,796
Financial instruments owned, pledged to counterparties (which the counterparty has the right to sell or repledge)		13,895
Goodwill		1,356
Other assets (included $23 at fair value)		2,232
Total assets[(a)]	**$**	**397,361**
Liabilities		
Commercial paper	$	24,052
Borrowings (included $955 at fair value)		12,916
Securities sold under repurchase agreements (included $2,301 at fair value)		152,625
Securities loaned		16,488
Obligation to return securities received as collateral		3,349
Payable to customers		106,750
Payable to brokers, dealers, clearing organizations and others		5,776
Financial instruments sold, not yet purchased		36,812
Accounts payable and other liabilities		3,381
Beneficial interests issued by consolidated variable interest entities ("VIE") (included $1,108 at fair value)		1,355
Long term debt, at fair value		3,534
Total liabilities[(a)]		**367,038**
Commitments and contingencies (see Note 18)		
Subordinated liabilities		**15,030**
Member's equity		
Member's interest		6,167
Retained earnings		9,126
Total member's equity		**15,293**
Total liabilities and member's equity	**$**	**397,361**

(a) The following table presents information on assets and liabilities related to VIEs that are consolidated by the Company at December 31, 2014. The difference between total VIE assets and liabilities represents the Company's interests, in those entities, which were eliminated in consolidation.

(in millions)		
Assets		
Financial instruments owned	$	1,774
Other assets		1
Total assets	**$**	**1,775**
Liabilities		
Beneficial interests issued by consolidated variable interest entities ("VIE")	$	1,355
Accounts payable and other liabilities		–
Total liabilities	**$**	**1,355**

The assets of consolidated VIEs are used to settle the liabilities of those entities. The holders of the beneficial interests do not have recourse to the general credit of the Company.

The accompanying notes are an integral part of this Consolidated Statement of Financial Condition.

1. Organization

The Consolidated Statement of Financial Condition includes the accounts of J.P. Morgan Securities LLC ("JPMorgan Securities") and its subsidiaries (collectively the "Company"). The Company is an indirect wholly-owned subsidiary of JPMorgan Chase & Co. ("JPMorgan Chase"), which is a leading global financial services firm and one of the largest banking institutions in the United States of America ("U.S."), with operations worldwide. For purposes of this report, an "affiliate" is defined as JPMorgan Chase or a direct or indirect subsidiary of JPMorgan Chase. The Company is a registered broker-dealer and investment adviser with the United States Securities and Exchange Commission ("SEC") and a futures commission merchant with the Commodities Futures Trading Commission ("CFTC"). The Company is provisionally registered with the National Futures Association ("NFA") as a swap dealer, and the Company is progressing toward final registration. The Company is also a member of the New York Stock Exchange ("NYSE") and other exchanges.

JPMorgan Securities has the following ratings as of December 31, 2014:

	Long-term issuer	Short-term issuer	Outlook
Standard & Poor's (S&P)	A+	A-1	Stable
Moody's Investor Service	Aa3	P-1	Stable
Fitch Ratings	A+	F1	Stable

Nature of business

The Company acts as a primary dealer in U.S. government securities; makes markets in money market instruments and U.S. government agency securities; underwrites and trades various types of debt and equity securities (including securities issued by JPMorgan Chase or its affiliates); advises clients on business strategies, capital structures and financial strategies; structures derivative transactions to meet client needs; engages in the execution and clearance of exchange-traded futures and options, and clears over-the-counter ("OTC") derivative contracts in connection with JPMorgan Chase's and its affiliates' client-driven market-making and risk management activities. The Company also enters into securities sold under repurchase agreements ("repurchase agreements") and securities purchased under resale agreements ("resale agreements"), and securities borrowed and loaned transactions to finance securities activities. The Company, through its wholly-owned subsidiary J.P. Morgan Clearing Corp. ("Clearing Corp."), provides securities clearing, customer financing, securities lending and related services. Additionally, Clearing Corp. acts as a clearing broker carrying and clearing (i) customer cash and margin accounts for correspondents on either a fully disclosed or omnibus basis, and (ii) the proprietary trading accounts of hedge funds, brokers and dealers and other professional trading firms (collectively "clearing clients"). Clearing Corp. also acts as a carrying and clearing broker for certain activities of its affiliates, including JPMorgan Securities, on either a fully disclosed or omnibus basis.

2. Significant accounting policies

The accounting and financial reporting policies of the Company conform to accounting principles generally accepted in the U.S. ("U.S. GAAP"). Additionally, where applicable, the policies conform to the accounting and reporting guidelines prescribed by regulatory authorities.

(a) Accounting and reporting developments

Measuring the financial assets and financial liabilities of a consolidated collateralized financing entity

In August 2014, the Financial Accounting Standards Board ("FASB") issued guidance to address diversity in the accounting for differences in the measurement of the fair values of financial assets and liabilities of consolidated financing VIEs. The new guidance provides an alternative for consolidated financing VIEs' to elect: (1) to measure their financial assets and liabilities separately under existing U.S. GAAP for fair value measurement with any differences in such fair values reflected in earnings; or (2) to measure both their financial assets and liabilities using the more observable of the fair value of the financial assets or the fair value of the financial liabilities. The guidance will become effective for the Company in the first quarter of 2016 with early adoption permitted. The adoption of this guidance is not expected to have a material impact on the Company's Consolidated Statement of Financial Condition.

Repurchase agreements and similar transactions

In June 2014, the FASB issued guidance that amends the accounting for certain secured financing transactions, and requires enhanced disclosures with respect to transactions recognized as sales in which exposure to the derecognized asset is retained through a separate agreement with the counterparty. In addition, the guidance requires enhanced disclosures with respect to the types and quality of financial assets pledged in secured financing transactions. The guidance will become effective in

the first quarter of 2015, except for the disclosures regarding the types and quality of financial assets pledged, which will become effective in the second quarter of 2015. The adoption of this guidance is not expected to have a material impact on the Company's Consolidated Statement of Financial Condition.

Revenue recognition - revenue from contracts with customers
In May 2014, the FASB issued revenue recognition guidance that is intended to create greater consistency with respect to how and when revenue from contracts with customers is shown in the income statement. The guidance requires that revenue from contracts with customers be recognized upon delivery of a good or service based on the amount of consideration expected to be received, and requires additional disclosures about revenue. The guidance will be effective in the first quarter of 2017 and early adoption is prohibited. The Company is currently evaluating the potential impact on the Company's Consolidated Statement of Financial Condition.

Reporting discontinued operations and disclosures of disposals of components of an entity
In April 2014, the FASB issued guidance that changes the criteria for determining whether a disposition qualifies for discontinued operations presentation and requires enhanced disclosures about discontinued operations and dispositions of individually significant components that do not qualify to be presented as discontinued operations. The guidance will be effective in the first quarter of 2015, with early adoption permitted. The Company adopted this new standard during the year ended December 31, 2014. See Note 17 of the Consolidated Statement of Financial Condition.

(b) Basis of presentation
Consolidation
The Consolidated Statement of Financial Condition include the accounts of the Company and entities in which the Company has a controlling financial interest as of December 31, 2014. All material intercompany balances and transactions have been eliminated. The Company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity ("VIE").

Voting interest entities
Voting interest entities are entities that have sufficient equity and provide the equity investors voting rights that enable them to make significant decisions relating to the entity's operations. For these types of entities, the Company's determination of whether it has a controlling interest is primarily based on the amount of voting equity interests held. Entities in which the Company has a controlling financial interest, through ownership of the majority of the entities' voting equity interests, or through other contractual rights that give the Company control, are consolidated by the Company. Investments in companies in which the Company has significant influence over operating and financing decisions (but does not own a majority of the voting equity interests) are accounted for (i) in accordance with the equity method of accounting (which requires the Company to recognize its proportionate share of the entity's net earnings), or (ii) at fair value if the fair value option was elected. At December 31, 2014, the Company did not have any equity method investments.

Variable interest entities
VIEs are entities that, by design, either (1) lack sufficient equity to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) have equity investors that do not have the ability to make significant decisions relating to the entity's operations through voting rights, or do not have the obligation to absorb the expected losses, or do not have the right to receive the residual returns of the entity.

The most common type of VIE is a special purpose entity ("SPE"). SPEs are commonly used in securitization transactions in order to isolate certain assets and distribute the cash flows from those assets to investors. The basic SPE structure involves a company selling assets to the SPE; the SPE funds the purchase of those assets by issuing securities to investors. The legal documents that govern the transaction specify how the cash earned on the assets must be allocated to the SPE's investors and other parties that have rights to those cash flows. SPEs are generally structured to insulate investors from claims on the SPE's assets by creditors of other entities, including the creditors of the seller of the assets.

The primary beneficiary of a VIE (i.e., the party that has a controlling financial interest) is required to consolidate the assets and liabilities of the VIE. The primary beneficiary is the party that has both (1) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance; and (2) through its interests in the VIE, the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

To assess whether the Company has the power to direct the activities of a VIE that most significantly impact the VIE's economic performance, the Company considers all facts and circumstances, including its role in establishing the VIE and its ongoing rights and responsibilities. This assessment includes, first, identifying the activities that most significantly impact the VIE's

economic performance; and second, identifying which party, if any, has power over those activities. In general, the parties that make the most significant decisions affecting the VIE (such as asset managers, collateral managers, servicers, owners of call options or liquidation rights over the VIE's assets) or have the right to unilaterally remove those decision-makers are deemed to have the power to direct the activities of a VIE.

To assess whether the Company has the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE, the Company considers all of its economic interests, including debt and equity investments, derivatives or other arrangements deemed to be variable interests in the VIE. This assessment requires that the Company apply judgment in determining whether these interests, in the aggregate, are considered potentially significant to the VIE. Factors considered in assessing significance include: the design of the VIE, including its capitalization structure; subordination of interests; payment priority; relative share of interests held within the VIE's capital structure; and the reasons why the interests are held by the Company.

The Company performs ongoing reassessments of (1) whether any entities previously evaluated under the majority voting-interest framework have become VIEs, based on certain events, and therefore subject to the VIE consolidation framework; and (2) whether changes in the facts and circumstances regarding the Company's involvement with a VIE cause the Company's consolidation conclusion to change. See Note 13 of the Consolidated Statement of Financial Condition for further information about VIEs.

Offsetting assets and liabilities

U.S. GAAP permits entities to present securities sold under repurchase agreements ("repurchase agreements") and securities purchased under resale agreements ("resale agreements") as well as derivative receivables and derivative payables with the same counterparty and the related cash collateral receivables and payables on a net basis on the Consolidated Statement of Financial Condition when a legally enforceable master netting agreement exists. U.S. GAAP also permits resale and repurchase agreements to be presented net when specified conditions are met, including the existence of a legally enforceable master netting agreement. The Company has elected to net such balances when the specified conditions are met.

The Company uses master netting agreements to mitigate counterparty credit risk in certain transactions, including derivatives transactions, repurchase and resale agreements, and securities borrowed and loaned agreements. A master netting agreement is a single contract with a counterparty that permits multiple transactions governed by that contract to be terminated and settled through a single payment in a single currency in the event of a default (e.g., bankruptcy, failure to make a required payment or securities transfer or deliver collateral or margin when due after expiration of any grace period). Upon the exercise of termination rights by the non-defaulting party, (i) all transactions are terminated, (ii) all transactions are valued and the positive value or "in the money" transactions are netted against the negative value or "out of the money" transactions and (iii) the only remaining payment obligation is of one of the parties to pay the netted termination amount. Upon exercise of repurchase agreement and securities loaned default rights (i) all securities loaned transactions are terminated and accelerated, (ii) all values of securities or cash held or to be delivered are calculated, and all such sums are netted against each other and (iii) the only remaining payment obligation is of one of the parties to pay the netted termination amount.

Typical master netting agreements for these types of transactions also often contain a collateral/margin agreement that provides for a security interest in or title transfer of securities or cash collateral/margin to the party that has the right to demand margin (the "demanding party"). The collateral/margin agreement typically requires a party to transfer collateral/margin to the demanding party with a value equal to the amount of the margin deficit on a net basis across all transactions governed by the master netting agreement, less any threshold. The collateral/margin agreement grants to the demanding party, upon default by the counterparty, the right to set-off any amounts payable by the counterparty against any posted collateral or the cash equivalent of any posted collateral/margin. It also grants to the demanding party the right to liquidate collateral/margin and to apply the proceeds to an amount payable by the counterparty. For further discussion of the Company's derivative instruments and securities financing activities see Notes 5 and 6, respectively, of the Consolidated Statement of Financial Condition.

Assets held for clients in an agency or fiduciary capacity

Assets owned by customers, including those that collateralize margin or other similar transactions and are held for clients in an agency or fiduciary capacity by the Company, are not assets of the Company and are not included in the Consolidated Statement of Financial Condition.

Use of estimates in the preparation of the Consolidated Statement of Financial Condition
The preparation of the Consolidated Statement of Financial Condition requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities. Actual results could be different from these estimates.

(c) Cash and securities segregated under federal and other regulations
The Company is required by its primary regulators, including the SEC and CFTC, to segregate cash and securities to satisfy rules regarding the protection of assets of customers and proprietary accounts of broker-dealers. See Note 19 of the Consolidated Statement of Financial Condition.

(d) Financial instruments
Financial instruments owned and financial instruments sold, not yet purchased are accounted for at fair value. For information related to the Company's valuation methodologies under fair value measurement, see Note 3 of the Consolidated Statement of Financial Condition. Balances reflect the reduction of securities owned (long positions) by the amount of securities sold but not yet purchased (short positions) when the long and short positions have identical Committee on Uniform Security Identification Procedures numbers ("CUSIPs").

(e) Securities transactions
Principal securities transactions in regular way trades are recorded on the trade date, the date on which an agreement is executed to purchase or sell a security. Principal securities transactions in non-regular way trades are recorded on settlement date (the date on which the payment of funds and delivery of securities are to take place) with changes in value recorded on the Consolidated Statement of Financial Condition between trade and settlement dates. Receivables from brokers, dealers, clearing organizations and others included approximately $1.1 billion of net unsettled principal securities transactions.

(f) Customer transactions
Receivables from and payables to customers primarily include amounts arising from securities and margin transactions. These customer securities transactions are recorded on the Consolidated Statement of Financial Condition on a settlement date basis. In the event of fails to deliver or receive securities, the Company records corresponding receivables from customers or payables to customers, respectively.

The Company monitors the market value of collateral held to secure receivables from customers. It is the Company's policy to request and obtain additional collateral when appropriate.

(g) Goodwill
Goodwill is recorded upon completion of a business combination as the difference between the purchase price and the fair value of the net assets acquired. Subsequent to initial recognition, goodwill is not amortized but is tested for impairment during each fiscal year, or more often if events or circumstances, such as adverse changes in the business climate, indicate that there may be impairment.

Impairment testing
Goodwill impairment testing is performed in two steps. In the first step, the current fair value of the Company is compared with its carrying value, including goodwill. If the fair value is in excess of the carrying value (including goodwill), goodwill is considered not to be impaired. If the fair value is less than the carrying value (including goodwill), then a second step is performed. In the second step, the implied current fair value of goodwill is determined by comparing the fair value of the Company (as determined in step one) to the fair value of the net assets of the Company, as if the Company were being acquired in a business combination. The resulting implied current fair value of goodwill is then compared with the carrying value of the Company's goodwill. If the carrying value of the goodwill exceeds its implied current fair value then an impairment charge is recognized for the excess. If the carrying value of goodwill is less than or equal to its implied current fair value, then no goodwill impairment is recognized. Goodwill was not impaired at December 31, 2014, nor was any goodwill written off due to impairment in 2014.

Declines in business performance, increases in equity capital requirements, or increases in the estimated cost of equity, could cause the estimated fair value of the Company or its associated goodwill to decline in the future, which could result in a material impairment charge to earnings in a future period related to some portion of the associated goodwill.

See note 17 of the Consolidated Statement of Financial Condition for further information on Goodwill.

(h) Income taxes
The results of operations of the Company are included in the consolidated federal, New York State, New York City and other state income tax returns filed by JPMorgan Chase. Pursuant to a tax sharing agreement, JPMorgan Chase allocates to the Company its share of the consolidated income tax expense or benefit based upon statutory rates applied to the Company's earnings as if it were filing separate income tax returns. The Company uses the asset and liability method to provide for income taxes on all transactions recorded in the Consolidated Statement of Financial Condition. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that, in the opinion of management, is more likely than not to be realized. State and local income taxes are provided on the Company's taxable income at the effective income tax rate applicable to the consolidated JPMorgan Chase entity.

The guidance on accounting for uncertainty in income taxes describes how uncertain tax positions should be recognized, measured, presented and disclosed in the Consolidated Statement of Financial Condition. This guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's Consolidated Statement of Financial Condition to determine whether the tax positions are more likely than not to be realized as a tax benefit or expense in the current year. After-tax interest and penalties, as well as the related unrecognized tax benefits, are recognized in income tax expense. See Note 7 of the Consolidated Statement of Financial Condition for a further discussion of income taxes.

The tax sharing agreement between JPMorgan Chase and the Company allows for intercompany payments to or from JPMorgan Chase for outstanding current and deferred tax assets or liabilities.

(i) Foreign currency remeasurement
The Company revalues assets and liabilities denominated in non-U.S. currencies into U.S. dollars using applicable exchange rates.

3. Fair value measurement of financial instruments
The Company carries a portion of its assets and liabilities at fair value. These assets and liabilities are predominantly carried at fair value on a recurring basis (i.e., assets and liabilities that are measured and reported at fair value on the Company's Consolidated Statement of Financial Condition).

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is based on quoted market prices, where available. If listed prices or quotes are not available, fair value is based on models that consider relevant transaction characteristics (such as maturity) and use as inputs observable or unobservable market parameters, including but not limited to yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value, as described below.

The level of precision in estimating unobservable market inputs or other factors can affect the amount of gain or loss recorded for a particular position. Furthermore, while the Company believes its valuation methods are appropriate and consistent with those of other market participants, the methods and assumptions used reflect management judgment and may vary across the Company's businesses and portfolios.

The Company uses various methodologies and assumptions in the determination of fair value. The use of different methodologies or assumptions to those used by the Company could result in a different estimate of fair value at the reporting date.

Valuation process
Risk-taking functions are responsible for providing fair value estimates for assets and liabilities carried on the Consolidated Statement of Financial Condition at fair value. A valuation control function, which is part of the Finance function and independent of the risk-taking function, is responsible for verifying these estimates and determining any fair value adjustments that may be required to ensure that the Company's positions are recorded at fair value. In addition, JPMorgan Chase has a firmwide Valuation Governance Forum ("VGF"), comprised of senior finance and risk executives to oversee the management of risks arising from valuation activities conducted across JPMorgan Chase, including the Company. The VGF is chaired by the firmwide head of the valuation control function.

The valuation control function verifies the fair value estimates leveraging independently derived prices, valuation inputs and other market data, where available. Where independent prices or inputs are not available, additional review is performed by the valuation control function to ensure the reasonableness of estimates, and may include: evaluating the limited market activity including client unwinds; benchmarking of valuations inputs to those for similar instruments; decomposing the

valuation of structured instruments into individual components; comparing expected to actual cash flows; reviewing of profit and loss trends; and reviewing trends in collateral valuation. In addition there are additional levels of management review for more significant or complex positions.

The valuation control function determines any valuation adjustments that may be required to the estimates provided by the risk-taking functions. No adjustments are applied to the quoted market price for instruments classified within level 1 of the fair value hierarchy (see below for further information on the fair value hierarchy). For other positions, judgment is required to assess the need for valuation adjustments to appropriately reflect liquidity considerations, unobservable parameters and, for certain portfolios that meet specified criteria, the size of the net open risk position. The determination of such adjustments follows a consistent framework across JPMorgan Chase.

Liquidity valuation adjustments
Liquidity valuation adjustments are considered where an observable external price or valuation parameter exists but is of lower reliability, potentially due to lower market activity. Liquidity valuation adjustments are applied and determined based on current market conditions. Factors that may be considered in determining the liquidity adjustment include analysis of: (1) the estimated bid-offer spread for the instrument being traded; (2) alternative pricing points for similar instruments in active markets; and (3) the range of reasonable values that the price or parameter could take.

The Company manages certain portfolios of financial instruments on the basis of net open risk exposure and, as permitted by U.S. GAAP, has elected to estimate the fair value of such portfolios on the basis of a transfer of the entire net open risk position in an orderly transaction. Where this is the case, valuation adjustments may be necessary to reflect the cost of exiting a larger-than-normal market-size net open risk position. Where applied, such adjustments are based on factors that a relevant market participant would consider in the transfer of the net open risk position including the size of the adverse market move that is likely to occur during the period required to reduce the net open risk position to a normal market-size.

Unobservable parameter valuation adjustments may be made when positions are valued using prices or input parameters to valuation models that are unobservable due to a lack of market activity or because they cannot be implied from observable market data. Such prices or parameters must be estimated and are, therefore, subject to management judgment. Unobservable parameter valuation adjustments are applied to reflect the uncertainty inherent in the resulting valuation estimate.

Where appropriate, the Company also applies adjustments to its estimates of fair value in order to appropriately reflect counterparty credit quality and the impact of funding, applying a consistent framework across the Company.

Valuation model review and approval
If prices or quotes are not available for an instrument or a similar instrument, fair value is generally determined using valuation models that consider relevant transaction data such as maturity and use as inputs market-based or independently sourced parameters. Where this is the case the price verification process described above is applied to the inputs to those models.

The Model Risk function is independent of the model owners and reviews and approves a wide range of models, including risk management and valuation models used by the Company. The Model Risk function is part of JPMorgan Chase's Model Risk and Development unit which includes the model risk oversight of the Company. When reviewing a model, the Model Risk function analyzes and challenges the model methodology and the reasonableness of model assumptions and may perform or require additional testing, including back-testing and model outcomes.

New significant valuation models, as well as material changes to existing models, are reviewed and approved prior to implementation except where specified conditions are met. The Model Risk function performs an annual model risk assessment for JPMorgan Chase where developments in the product or market are considered in determining whether valuation models which have already been reviewed, need to be reviewed and approved again.

Valuation hierarchy
A three-level valuation hierarchy has been established under U.S. GAAP for disclosure of fair value measurements. The valuation hierarchy is based on the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

- Level 1- inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

- Level 2- inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3- one or more inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used by the Company to measure its more significant products/instruments at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Product/instrument	Valuation methodology	Classifications in the valuation hierarchy
Securities financing agreements	*Valuations are based on discounted cash flows, which consider:* • Derivative features. For further information refer to discussion on derivatives below. • Market rates for the respective maturity • Collateral	Level 2
Financial instruments owned	*Quoted market prices are used where available.*	Level 1
	In the absence of quoted market prices, securities are valued based on: • Observed market prices (circumstances are limited) • Relevant broker quotes • Observed market prices for similar instruments *Where observable market data is unavailable or limited, valuations are based on discounted cash flows, which consider the following:* • Yield • Lifetime credit losses • Loss severity • Prepayment speed • Servicing costs *Mortgage- and asset-backed securities specific inputs:* • Collateral characteristics • Deal-specific payment and loss allocations • Current market assumptions related to yield, prepayment speed, conditional default rates and loss severity *Collateralized loan obligations ("CLOs"), specific inputs:* • Collateral characteristics • Deal-specific payment and loss allocations • Expected prepayment speed, conditional default rates, loss severity • Credit spreads • Credit rating data	Level 2 or 3

Product/instrument	Valuation methodology	Classifications in the valuation hierarchy
Derivatives	Exchange-traded derivatives that are actively traded and valued using the exchange price, and over-the-counter contracts where quoted prices are available in an active market.	Level 1
	Derivatives that are valued using models such as the Black-Scholes option pricing model, simulation models, or a combination of models, that use observable or unobservable valuation inputs (e.g., plain vanilla options and interest rate and credit default swaps). Inputs include: • Contractual terms including the period to maturity • Readily observable parameters including interest rates and volatility • Credit quality of the counterparty and of the Company • Market funding levels • Correlation levels In addition, the following specific inputs are used for the following derivatives that are valued based on models with significant unobservable inputs: *Structured credit derivatives specific inputs include:* • CDS spreads and recovery rates • Credit correlation between the underlying debt instruments (levels are modeled on a transaction basis and calibrated to liquid benchmark tranche indices) • Actual transactions, where available, are used to regularly recalibrate unobservable parameters *Certain long-dated equity option specific inputs include:* • Long-dated equity volatilities *Certain interest rate and FX exotic options specific inputs include:* • Interest rate correlation • Interest rate spread volatility • Foreign exchange correlation • Correlation between interest rates and foreign exchange rates • Parameters describing the evolution of underlying interest rates	Level 2 or 3
Private equity direct investments	*Private equity direct investments* Fair value is estimated using all available information and considering the range of potential inputs, including: • Transaction prices • Trading multiples of comparable public companies • Operating performance of the underlying portfolio company • Additional available inputs relevant to the investment • Adjustments as required, since comparable public companies are not identical to the company being valued, and for company specific issues and lack of liquidity	Level 2 or 3
	Public investments held in the Private Equity portfolio • Valued using observable market prices less adjustments for relevant restrictions, where applicable	Level 1 or 2

Product/instrument	Valuation methodology	Classifications in the valuation hierarchy
Beneficial interests issued by consolidated VIEs	Valued using observable market information, where available In the absence of observable market information, valuations are based on the fair value of the underlying assets held by the VIE	Level 2 or 3
Borrowings and Long term debt	• Valuations are based on discounted cash flow analysis that consider the embedded derivative and the terms and payment structure of the note. • The embedded derivative features are considered using models such as the Black-Scholes option pricing model, simulation models, or a combination of models that use observable or unobservable valuation inputs, depending on the embedded derivative. The specific inputs used vary according to the nature of the embedded derivative features, as described in the discussion above regarding derivative valuation.	Level 2 or 3

The following table presents the assets and liabilities measured at fair value as of December 31, 2014, by major product category and fair value hierarchy.

Assets and liabilities measured at fair value on a recurring basis

(in millions)	Fair Value Hierarchy Level 1	Level 2	Level 3	Netting adjustments	Total fair value
Securities purchased under resale agreements	$ –	$ 14,320	$ –	$ –	$ 14,320
Securities received as collateral	3,349	–	–	–	3,349
Financial instruments owned including pledged to counterparties:					
Mortgage-backed securities:					
U.S. government agencies - mortgage-backed securities	14	31,874	18	–	31,906
Nonagency - mortgage-backed securities	–	1,582	293	–	1,875
Total - mortgage-backed securities	**14**	**33,456**	**311**	**–**	**33,781**
U.S. Treasury, government agencies and non U.S. government securities	10,298	8,408	2	–	18,708
Corporate debt securities	–	11,021	271	–	11,292
Equity securities	42,031	467	147	–	42,645
Loans	–	–	1,485	–	1,485
Certificates of deposit, bankers' acceptances and commercial paper	–	1,427	24	–	1,451
State and municipal obligations	–	2,662	568	–	3,230
Asset-backed securities	–	2,836	888	–	3,724
Total debt and equity instruments[(a)(b)]	**52,343**	**60,277**	**3,696**	**–**	**116,316**
Derivative receivables:					
Interest rate	531	2,447	–	(2,790)	188
Credit	–	207	–	(204)	3
Foreign exchange	–	2	–	(2)	–
Equity	–	23,520	11	(23,347)	184
Commodity	–	–	–	–	–
Total derivative receivables [(c)]	**531**	**26,176**	**11**	**(26,343)**	**375**
Total financial instruments owned including pledged to counterparties	**52,874**	**86,453**	**3,707**	**(26,343)**	**116,691**
Other assets	–	–	23	–	23
Total assets at fair value	**$ 56,223**	**$ 100,773**	**$ 3,730**	**$ (26,343)**	**$ 134,383**
Securities sold under repurchase agreements	$ –	$ 2,301	$ –	$ –	$ 2,301
Borrowings	–	933	22	–	955
Financial instruments sold, not yet purchased:					
Debt and equity instruments [(b)]	27,815	8,691	11	–	36,517
Derivative payables:					
Interest rate	662	2,203	–	(2,606)	259
Credit	–	33	–	(28)	5
Foreign exchange	–	24	–	(24)	–
Equity	–	23,596	–	(23,565)	31
Commodity	–	–	–	–	–
Total derivative payables [(c)]	**662**	**25,856**	**–**	**(26,223)**	**295**
Total financial instruments sold, not yet purchased	28,477	34,547	11	(26,223)	36,812
Beneficial interests issued by consolidated VIEs	–	1,002	106	–	1,108
Long term debt	–	2,888	646	–	3,534
Total liabilities at fair value	**$ 28,477**	**$ 41,671**	**$ 785**	**$ (26,223)**	**$ 44,710**

(a) Financial Instruments owned, pledged to counterparties (which the counterparty has the right to sell or repledge) include $4.5 billion of U.S. Treasury, government agencies and non-U.S. government debt securities, $29 million of certificates of deposit, bankers' acceptances and commercial paper, $2.2 billion of nonagency-mortgage-backed securities, $3.3 billion of corporate debt securities, $2.4 billion of asset-backed securities and $1.4 billion of state and municipal obligations.

(b) Balances reflect the reduction of securities owned (long positions) by the amount of securities sold but not yet purchased (short positions) when the long and short positions have identical Committee on Uniform Security Identification Procedures numbers ("CUSIPs").

(c) As permitted under U.S. GAAP, the Company has elected to net derivative receivables and derivative payables and the related cash collateral received and paid when a legally enforceable master netting agreement exists. For purposes of the table above, the Company does not reduce derivative receivables and derivative payables balances for this netting adjustment, either within or across the levels of the fair value hierarchy, as such netting is not relevant to a presentation based on the transparency of inputs to the valuation of an asset or liability. Therefore, the balances reported in the fair value hierarchy table are gross of any counterparty netting adjustments. However, if the Company were to net such balances within level 3, the reduction in the level 3 derivative receivables and payables balances would be immaterial at December 31, 2014. This is exclusive of the netting benefit associated with cash collateral, which would further reduce the level 3 balances.

Transfers between levels for instruments carried at fair value on a recurring basis

For the year ending December 31, 2014, there were no significant transfers between levels 1, 2 and 3.

Level 3 valuation

Estimating fair value requires the application of judgment. The type and level of judgment required is largely dependent on the amount of observable market information available to the Company. For instruments valued using internally developed models that use significant unobservable inputs and are therefore classified within level 3 of the fair value hierarchy, judgments used to estimate fair value are more significant than those required when estimating the fair value of instruments classified within levels 1 and 2.

In arriving at an estimate of fair value for an instrument within level 3, management must first determine the appropriate model to use. Second, due to the lack of observability of significant inputs, management must assess all relevant empirical data in deriving valuation inputs - including, but not limited to, transaction details, yield curves, interest rates, prepayment rates, default rates, volatilities, correlations, equity or debt prices, valuations of comparable instruments, foreign exchange rates and credit curves.

The following table presents the Company's primary level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the range of values for those inputs and, for certain instruments, the weighted averages of such inputs. While the determination to classify an instrument within level 3 is based on the significance of the unobservable inputs to the overall fair value measurement, level 3 financial instruments typically include observable components (that is, components that are actively quoted and can be validated to external sources) in addition to the unobservable components. The level 1 and/or level 2 inputs are not included in the table. In addition, the Company manages the risk of the observable components of level 3 financial instruments using securities and derivative positions that are classified within levels 1 or 2 of the fair value hierarchy.

The range of values presented in the table is representative of the highest and lowest level input used to value the significant groups of instruments within a product/instrument classification. Where provided, the weighted averages of the input values presented in the table are calculated based on the fair value of the instruments that the input is being used to value.

In the Company's view, the input range and the weighted average value do not reflect the degree of input uncertainty or an assessment of the reasonableness of the company's estimates and assumptions. Rather, they reflect the characteristics of the various instruments held by the Company and the relative distribution of instruments within the range of characteristics. For example, two option contracts may have similar levels of market risk exposure and valuation uncertainty, but may have significantly different implied volatility levels because the option contracts have different underlyings, tenors, or strike prices. The input range and weighted average values will therefore vary from period-to-period and parameter to parameter based on characteristics of the instruments held by the Company at each statement of financial condition date.

For the Company's long term borrowings classified within level 3, the equity correlation inputs used in estimating fair value were concentrated at the upper end of the range presented.

Level 3 inputs[(a)]

December 31, 2014 (in millions, except for ratios)

Product/instrument	Fair value	Principal valuation technique	Unobservable inputs	Range of input values			Weighted average
Residential mortgage-backed securities and loans	$ 1,525	Discounted cash flows	Yield	3%	–	17%	6%
			Prepayment speed	0%	–	18%	7%
			Conditional default rate	1%	–	10%	3%
			Loss severity	30%	–	90%	46%
Commercial mortgage-backed securities and loans	103	Discounted cash flows	Yield	7%	–	13%	8%
			Conditional default rate	0%	–	100%	22%
			Loss severity	40%	–	40%	40%
Corporate debt securities, obligations of U.S. states and municipalities, and other	1,218	Discounted cash flows	Credit spread	0%	–	0%	0%
			Yield	2%	–	11%	4%
	568	Market comparables	Price	$65	–	$100	$88
Collateralized loan obligations	282	Market comparables	Price	$0	–	$146	$80
Long term debt and borrowings[(b)]	668	Option pricing	Equity correlation	(55)%	–	85%	

(a) The categories presented in the table have been aggregated based upon product type which may differ from the Consolidated Statement of Financial Condition.

(b) Long term debt and borrowings include fully funded derivatives issued by an affiliate of the Company that are predominantly financial instruments containing embedded derivatives. The estimation of the fair value of fully funded derivatives is predominantly based on the derivative features embedded within the instruments. The significant unobservable inputs are broadly consistent with those presented for derivative receivables.

The range of values presented in the table is representative of the highest and lowest level input used to value the significant instruments within a product/instrument classification.

Where provided, the weighted averages of the input values presented in the table are calculated based on the fair value of the instruments that the input is being used to value. In the Company's view, the input range and the weighted average value do not reflect the degree of input uncertainty or an assessment of the reasonableness of the Company's estimates and assumptions. Rather, they reflect the characteristics of the various instruments held by the Company and the relative distribution of instruments within the range of characteristics. The input range and weighted average values will therefore vary from period to period and parameter to parameter based on the characteristics of the instruments held by the Company at each Consolidated Statement of Financial Condition date.

For the Company's derivatives classified within level 3, the equity and interest rate correlation inputs used in estimating fair value were concentrated at the upper end of the range presented, while the credit correlation inputs were distributed across the range presented and the foreign exchange correlation inputs were concentrated at the lower end of the range presented. In addition, the interest rate spread volatility inputs used in estimating fair value were concentrated at the upper end of the range presented.

Changes in and ranges of unobservable inputs

The following discussion provides a description of the impact on a fair value measurement of a change in each unobservable input in isolation, and the interrelationship between unobservable inputs, where relevant and significant. The impact of changes in inputs may not be independent as a change in one unobservable input may give rise to a change in another unobservable input, and where relationships exist between two unobservable inputs, those relationships are discussed below. Relationships may also exist between observable and unobservable inputs (for example, as observable interest rates rise, unobservable prepayment rates decline). Such relationships have not been included in the discussion below. In addition, for each of the individual relationships described below, the inverse relationship would also generally apply.

In addition, the following discussion provides a description of attributes of the underlying instruments and external market factors that affect the range of the inputs used in the valuation of the Company's positions.

Yield – The yield of an asset is the interest rate used to discount future cash flows in a discounted cash flow calculation. An increase in the yield, in isolation, would result in a decrease in a fair value measurement.

The yield of a particular mortgage-backed security primarily reflects the risk inherent in the instrument. The yield is also impacted by the absolute level of the coupon paid by the instrument (which may not correspond directly to the level of inherent risk). Therefore, the range of yield reflects the range of risk inherent in various instruments owned by the Company. The risk inherent in mortgage-backed securities is driven by the subordination of the security being valued and the characteristics of the underlying mortgages within the collateralized pool, including borrower FICO scores, loan to value ratios for residential mortgages and the nature of the property and/or any tenants for commercial mortgages.

Prepayment speed - The prepayment speed is a measure of the voluntary unscheduled principal repayments of a prepayable obligation in a collateralized pool. Prepayment speeds generally decline as borrower delinquencies rise. An increase in prepayment speeds, in isolation, would result in a decrease in a fair value measurement of assets valued at a premium to par and an increase in a fair value measurement of assets valued at a discount to par.

Prepayment speeds may vary from collateral pool to collateral pool, and are driven by the type and location of the underlying borrower, the remaining tenor of the obligation as well as the level and type (e.g., fixed or floating) of interest rate being paid by the borrower. Typically collateral pools with higher borrower credit quality have a higher prepayment rate than those with lower borrower credit quality, all other factors being equal.

Conditional default rate - The conditional default rate is a measure of the reduction in the outstanding collateral balance underlying a collateralized obligation as a result of defaults. While there is typically no direct relationship between conditional default rates and prepayment speeds, collateralized obligations for which the underlying collateral have high prepayment speeds will tend to have lower conditional default rates. An increase in conditional default rates would generally be accompanied by an increase in loss severity and an increase in credit spreads. An increase in the conditional default rate, in isolation, would result in a decrease in a fair value measurement. Conditional default rates reflect the quality of the collateral underlying a securitization and the structure of the securitization itself. Based on the types of securities owned in the Company's market-making portfolios, conditional default rates are most typically at the lower end of the range presented.

Loss severity - The loss severity (the inverse of which is termed the recovery rate) is the expected amount of future realized losses resulting from the ultimate liquidation of a particular loan, expressed as the net amount of loss relative to the outstanding loan balance. An increase in loss severity is generally accompanied by an increase in conditional default rates. An increase in the loss severity, in isolation, would result in a decrease in a fair value measurement. The loss severity applied in valuing a mortgage-backed security investment depends on a host of factors relating to the underlying mortgages. This includes the loan-to-value ratio, the nature of the lender's lien on the property and various other instrument-specific factors.

Correlation - Correlation is a measure of the relationship between the movements of the two variables (e.g., how the change in one variable influences the change in the other). Correlation is a pricing input for a derivative product where the payoff is driven by one or more underlying risks. Correlation inputs are related to the type of derivative (e.g., interest rate, credit, equity and foreign exchange) due to the nature of the underlying risks. When parameters are positively correlated, an increase in one parameter will result in an increase in the other parameter. When parameters are negatively correlated, an increase in one parameter will result in a decrease in the other parameter. An increase in correlation can result in an increase or a decrease in a fair value measurement. Given a short correlation position, an increase in correlation, in isolation, would generally result in a decrease in a fair value measurement. The range of correlation inputs between risks within the same asset class are generally narrower than those between underlying risks across asset classes. In addition, the ranges of credit correlation inputs tend to be narrower than those affecting other asset classes.

The level of correlation used in the valuation of derivatives with multiple underlying risks depends on a number of factors including the nature of those risks. For example, the correlation between two credit risk exposures would be different than that between two interest rate risk exposures. Similarly, the tenor of the transaction may also impact the correlation input as the relationship between the underlying risks may be different over different time periods. Furthermore, correlation levels are very much dependent on market conditions and could have a relatively wide range of levels within or across asset classes over time, particularly in volatile market conditions.

Additional disclosures about the fair value of financial instruments (including financial instruments not carried at fair value)

U.S. GAAP requires disclosure of the estimated fair value of certain financial instruments, and the methods and significant assumptions used to estimate their fair values. Financial instruments within the scope of these disclosure requirements are included in the following table. Certain financial instruments that are not carried at fair value on the Consolidated Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include cash, cash and securities segregated under federal and other regulations, securities purchased under resale agreements with short-dated maturities, securities borrowed with short-dated maturities, short-term receivables and accrued interest receivable, commercial paper, borrowing, securities sold under repurchase agreements with short-dated maturities, securities loaned with short-dated maturities, accounts payable and other liabilities.

The following table presents the carrying values and estimated fair values at December 31, 2014 of financial assets and liabilities, excluding financial instruments which are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy.

(in millions)	Carrying value	Estimated fair value hierarchy			Total estimated fair value
		Level 1	Level 2	Level3	
Financial assets					
Cash	$ 1,062	$ 1,062	$ –	$ –	$ 1,062
Cash and securities segregated under federal and other regulations	17,903	–	17,903	–	17,903
Securities purchased under resale agreements	100,263	–	100,263	–	100,263
Securities borrowed	94,287	–	94,287	–	94,287
Receivables and other assets	48,038	–	48,028	10	48,038
Financial liabilities					
Commercial paper	24,052	–	24,052	–	24,052
Borrowings	11,961	–	11,961	–	11,961
Securities sold under repurchase agreements	150,324	–	150,324	–	150,324
Securities loaned	16,488	–	16,488	–	16,488
Obligation to return securities received as collateral	3,349		3,349		3,349
Payables and other liabilities	115,133	–	115,130	3	115,133
Beneficial interests issued by consolidated variable interest entities	247	–	247	–	247
Subordinated liabilities	15,030	–	14,962	–	14,962

4. Fair value option

The fair value option provides an option to elect fair value as an alternative measurement for selected financial assets and financial liabilities, not previously carried at fair value.

Elections

Elections were made by the Company to:

- Mitigate income statement volatility caused by the differences in the measurement basis of elected instruments. For example, certain instruments elected were previously accounted for on an accrual basis, while the associated risk management instruments are accounted for on a fair value basis and/or
- Eliminate the complexities of applying certain accounting models (e.g., hedge accounting or bifurcation accounting for hybrid investments) and/or
- Better reflect those instruments that are managed on a fair value basis.

Elections include the following:

- Securities financing arrangements with an embedded derivative and/or a maturity of greater than one year.
- Certain equity investments, to better reflect the investments which are managed on a fair value basis.

- Long term debt and borrowings.
- Long term beneficial interests issued by consolidated securitization trusts where the underlying assets are carried at fair value.

Difference between aggregate fair value and aggregate remaining contractual principal balance outstanding
The following table reflects the difference between the aggregate fair value and the aggregate remaining contractual principal balance outstanding as of December 31, 2014. Remaining contractual principal is not applicable to nonprincipal-protected notes.

(in millions)	Contractual Principal Outstanding	Fair Value	Fair Value over / (under) contractual principal outstanding
Loans reported as Financial instruments owned	$ 1,961	$ 1,485	$ (476)

5. Derivative instruments

Derivative instruments enable end-users to modify or mitigate exposure to credit or market risks. Counterparties to a derivative contract seek to obtain risks and rewards similar to those that could be obtained from purchasing or selling a related cash instrument without having to exchange upfront the full purchase or sale price. The Company uses derivatives to manage its own risk exposures.

Risk management derivatives
The Company manages its market risk exposures using various derivative instruments. Interest rate contracts are used to minimize fluctuations in earnings that are caused by changes in interest rates. Fixed rate assets and liabilities appreciate or depreciate in market value as interest rates change. The Company generally uses interest rate swaps, forwards and futures to manage the impact of interest rate fluctuations on earnings. Foreign currency forward contracts are used to manage the foreign exchange risk associated with certain foreign currency-denominated (i.e., non-U.S. dollar) assets and liabilities. As a result of fluctuations in foreign currencies, the U.S. dollar-equivalent values of the foreign currency-denominated assets and liabilities increase or decrease.

The Company uses credit derivatives to manage the counterparty credit risk associated with debt-related securities. Credit derivatives compensate the purchaser when the entity referenced in the contract experiences a credit event, such as bankruptcy or a failure to pay an obligation when due. Credit derivatives primarily consist of credit default swaps.

Derivative counterparties and settlement types
The Company enters into over-the-counter ("OTC") derivatives, which are negotiated and settled bilaterally with the derivative counterparty. The Company also enters into, as principal, certain exchange traded derivatives ("ETD") such as futures and options and cleared over-the-counter ("OTC cleared") derivatives contracts with central counterparties ("CCPs"). ETD contracts are generally standardized contracts traded on an exchange and cleared directly with a central counterparty. In contrast, OTC-cleared derivatives are initially negotiated on a bilateral basis and then novated to a CCP. CCPs require that ETDs and OTC-cleared contracts are settled through a registered clearing member, and after executing a transaction either on an exchange or OTC. The Company is a clearing member of the major CCP's in the U.S., however, for foreign markets where the Company does not hold a clearing membership, it may use a JPMorgan Chase affiliate clearing member. All OTC, ETD and OTC-cleared derivatives that the Company executes for its own account are reported on the Company's Consolidated Statement of Financial Condition as derivative receivables and payables until such time as they are settled.

Accounting for derivatives
All free-standing derivatives that the Company executes for its own account are required to be recorded on the Consolidated Statement of Financial Condition at fair value. The accounting for changes in value of a derivative depends on whether or not the transaction has been designated and qualifies for hedge accounting. Derivatives that are not designated as hedges are reported and measured at fair value through earnings. The Company does not have derivatives designated as hedges. As permitted under U.S. GAAP, the Company nets derivative assets and liabilities, and the related cash collateral received and paid, when a legally enforceable master netting agreement exists between the Company and the derivative counterparty.

Notional amount of derivative contracts

The following table summarizes the notional amount of derivative contracts outstanding as of December 31, 2014:

(in millions)	Notional amounts[b]
Interest rate contracts	
Swaps	$ 121,800
Futures and forwards	437,190
Written options	1,913
Purchased options	2,215
Total interest rate contracts	563,118
Credit derivatives[a]	2,222
Foreign exchange contracts	
Swaps	–
Futures and forwards	17,019
Written options	93
Purchased options	–
Total foreign exchange contracts	17,112
Equity contracts	
Swaps	100,063
Futures and forwards	20,198
Written options	169,596
Purchased options	145,785
Total equity contracts	435,642
Commodity contracts	
Swaps	–
Spot, futures and forwards	–
Written options	–
Purchased options	–
Total commodity contracts	–
Total derivative notional amounts	$ 1,018,094

(a) For more information on volumes and types of credit derivative contracts, see the credit derivative discussion in this Note to Consolidated Statement of Financial Condition.
(b) Represents the sum of gross long and gross short third-party and affiliate notional derivative contracts.

While the notional amounts disclosed above give an indication of the volume of the Company's derivative activity, the notional amounts significantly exceed, in the Company's view, the possible losses that could arise from such transactions. For most derivative transactions, the notional amount is not exchanged; it is used simply as a reference to calculate payments.

Impact of derivatives on the Consolidated Statement of Financial Condition

The following table summarizes information on derivative receivables and payables (before and after netting adjustments) that are reflected on the Company's Consolidated Statement of Financial Condition as of December 31, 2014, by contract type:

Derivative receivables and payables [(a)]

(in millions)	Gross derivative receivables	Net derivative receivables	Gross derivative payables	Net derivative payables
Financial instruments owned and Financial instruments sold, not yet purchased				
Interest rate	$ 2,978	$ 188	$ 2,865	$ 259
Credit	207	3	33	5
Foreign exchange	2	–	24	–
Equity	23,531	184	23,596	31
Commodity	–	–	–	–
Total fair value of financial instruments owned and Financial instruments sold, not yet purchased	$ 26,718	$ 375	$ 26,518	$ 295

(a) As permitted under U.S. GAAP, the Company has elected to net derivative receivables and derivative payables and the related cash collateral receivables and payables when a legally enforceable master netting agreement exists.

The following table presents, as of December 31, 2014, the gross and net derivative receivables by contract and settlement type under U.S. GAAP. Derivative receivables have been netted on the Consolidated Statement of Financial Condition against derivative payables and cash collateral payables to the same counterparty with respect to derivative contracts for which the Company has obtained an appropriate legal opinion with respect to the master netting agreement. Where such a legal opinion has not been either sought or obtained, the receivables are not eligible under U.S. GAAP for netting on the Consolidated Statement of Financial Condition, and are shown separately in the table below.

(in millions)	Gross derivative receivables	Amounts netted on the Consolidated Statement of Financial Condition [b] [c]	Net derivative receivables
U.S. GAAP nettable derivative receivables			
Interest rate contracts:			
Over-the-counter	$ 2,432	$ (2,429)	$ 3
OTC-cleared	15	–	15
Exchange traded[a]	531	(361)	170
Total interest rate contracts	2,978	(2,790)	188
Credit contracts:			
Over-the-counter	204	(204)	–
OTC-cleared	3	–	3
Exchange traded[a]	–	–	
Total credit contracts	207	(204)	3
Foreign exchange contracts:			
Over-the-counter	2	(2)	–
OTC-cleared	–	–	–
Exchange traded[a]	–	–	
Total foreign exchange contracts	2	(2)	–
Equity contracts:			
Over-the-counter	20,613	(20,481)	132
OTC-cleared		–	
Exchange traded[a]	2,918	(2,866)	52
Total equity contracts	23,531	(23,347)	184
Commodity contracts:			
Over-the-counter	–	–	–
OTC-cleared	–	–	–
Exchange traded[a]	–	–	–
Total commodity contracts	–	–	–
Derivative receivables with appropriate legal opinion	$ 26,718	$ (26,343)	$ 375
Derivative receivables where an appropriate legal opinion has not been either sought or obtained	–	–	–
Total derivative receivables recognized on the Consolidated Statement of Financial Condition	$ 26,718	$ (26,343)	$ 375

(a) Exchange traded derivative amounts that relate to futures contracts are settled daily.
(b) As permitted under U.S. GAAP, the Company has elected to net derivative receivables and derivative payables and the related cash collateral receivables and payables when a legally enforceable master netting agreement exists.
(c) Included cash collateral netted of $411 million.

The following table presents, as of December 31, 2014, the gross and net derivative payables by contract and settlement type under U.S. GAAP. Derivative payables have been netted on the Consolidated Statement of Financial Condition against derivative receivables and cash collateral receivables from the same counterparty with respect to derivative contracts for which the Company has obtained an appropriate legal opinion with respect to the master netting agreement. Where such a legal opinion has not been either sought or obtained, the payables are not eligible under U.S. GAAP for netting on the Consolidated Statement of Financial Condition, and are shown separately in the table below.

(in millions)	Gross derivative payables	Amounts netted on the Consolidated Statement of Financial Condition [b][c]	Net derivative payables
U.S. GAAP nettable derivative payables			
Interest rate contracts:			
Over-the-counter	$ 2,203	$ (2,203)	$ –
OTC-cleared	–	–	–
Exchange traded[a]	662	(403)	259
Total interest rate contracts	2,865	(2,606)	259
Credit contracts:			
Over-the-counter	28	(28)	–
OTC-cleared	5	–	5
Exchange traded[a]	–	–	
Total credit contracts	33	(28)	5
Foreign exchange contracts:			
Over-the-counter	24	(24)	–
OTC-cleared	–	–	–
Exchange traded[a]	–	–	–
Total foreign exchange contracts	24	(24)	–
Equity contracts:			
Over-the-counter	20,730	(20,699)	31
OTC-cleared		–	–
Exchange traded[a]	2,866	(2,866)	–
Total equity contracts	23,596	(23,565)	31
Commodity contracts:			
Over-the-counter	–	–	–
OTC-cleared	–	–	–
Exchange traded[a]	–	–	–
Total commodity contracts	–	–	–
Derivative payables with appropriate legal opinion	$ 26,518	$ (26,223)	$ 295
Derivative payables where an appropriate legal opinion has not been either sought or obtained	–	–	–
Total derivative payables recognized on the Consolidated Statement of Financial Condition	$ 26,518	$ (26,223)	$ 295

(a) Exchange traded derivative amounts that relate to futures contracts are settled daily.
(b) As permitted under U.S. GAAP, the Company has elected to net derivative receivables and derivative payables and the related cash collateral receivables and payables when a legally enforceable master netting agreement exists.
(c) Included cash collateral netted of $211 million.

In addition to the cash collateral received and transferred that is presented on a net basis with net derivative receivables and payables, the Company receives and transfers additional collateral (financial instruments and cash). These amounts mitigate counterparty credit risk associated with the Company's derivative instruments but are not eligible for net presentation, because (a) the collateral is comprised of non-cash financial instruments (generally U.S. government and agency securities and other government bonds), (b) the amount of collateral held or transferred exceeds the fair value

exposure, at the individual counterparty level, as of the date presented, or (c) the collateral relates to derivative receivables or payables where an appropriate legal opinion has not been either sought or obtained.

The following table presents information regarding certain financial instrument collateral received and transferred as of December 31, 2014, that is not eligible for net presentation under U.S. GAAP. The collateral included in these tables relates only to the nettable derivative instruments with the appropriate legal opinions and excludes additional collateral that exceeds the fair value exposure and excludes all collateral related to derivative instruments.

Derivative receivable collateral

	December 31, 2014		
(in millions)	Net derivative receivables	Collateral not nettable on the Consolidated Statement of Financial Condition[(a)]	Net exposure
Derivative receivables with appropriate legal opinions	$ 375	$ –	$ 375

Derivative payable collateral [(b)]

	December 31, 2014		
(in millions)	Net derivative payables	Collateral not nettable on the Consolidated Statement of Financial Condition [(a)]	Net amount [(c)]
Derivative payables with appropriate legal opinions	$ 295	$ –	$ 295

(a) Represents liquid security collateral as well as cash collateral. For some counterparties, the collateral amounts of financial instruments may exceed the derivative receivables and derivative payables balances. Where this is the case, the total amount reported is limited to the net derivative receivables and net derivative payables balances with that counterparty.
(b) Derivative payable collateral relates only to OTC and OTC-cleared derivative instruments. Amounts exclude collateral transferred related to exchange traded derivative instruments.
(c) Net amount represents exposure of counterparties to the Company.

Liquidity risk and credit-related contingent features

In addition to the specific market risks introduced by each derivative contract type, derivatives expose the Company to credit risk - the risk that derivative counterparties may fail to meet their payment obligations under the derivative contracts and the collateral, if any, held by the Company proves to be of insufficient value to cover the payment obligation. It is the policy of the Company to actively pursue, where possible, the use of legally enforceable master netting agreements and collateral agreements to mitigate derivative counterparty credit risk. The amount of derivative receivables reported on the Consolidated Statement of Financial Condition is the fair value of the derivative contracts after giving effect to legally enforceable master netting agreements and cash collateral held by the Company.

While derivative receivables expose the Company to credit risk, derivative payables expose the Company to liquidity risk, as the derivative contracts typically require the Company to post cash or securities collateral with counterparties as the fair value of the contracts moves in the counterparties' favor. Where the company has legally enforceable master netting agreements and margin agreements with its affiliates, any associated derivatives are marked to market daily and the fair value of the related collateral is monitored with margin calls made daily between the Company and the affiliates.

The Company has no derivatives that contain features that are contingent upon the credit ratings of the Company or its affiliates.

Credit derivatives

Credit derivatives are financial instruments whose value is derived from the credit risk associated with the debt of a third party issuer (the reference entity) and which allow one party (the protection purchaser) to transfer that risk to another party (the protection seller). Credit derivatives expose the protection purchaser to the creditworthiness of the protection seller, as the protection seller is required to make payments under the contract when the reference entity experiences a credit event, such as a bankruptcy, a failure to pay its obligation or a restructuring. The seller of credit protection receives a premium for providing protection but has the risk that the underlying instrument referenced in the contract will be subject to a credit event.

The Company uses credit derivatives primarily to mitigate credit risk associated with its credit market products and mortgage-backed securities.

Credit default swaps

Credit derivatives may reference the credit of either a single reference entity ("single-name") or a broad-based index. The Company purchases and sells protection on both single name and index-reference obligations. Single-name CDS and index CDS contracts are typically OTC-cleared derivative contracts. Single-name CDS are used to manage the default risk of a single reference entity, while index CDS contracts are used to manage the credit risk associated with the broader credit markets or credit market segments. Like the S&P 500 and other market indices, a CDS index comprises a portfolio of CDS across many reference entities. New series of CDS indices are periodically established with a new underlying portfolio of reference entities to reflect changes in the credit markets. If one of the reference entities in the index experiences a credit event, then the reference entity that defaulted is removed from the index. CDS can also be referenced against specific portfolios of reference names or against customized exposure levels based on specific client demands: for example, to provide protection against the first $1 million of realized credit losses in a $10 million portfolio of exposure. Such structures are commonly known as tranche CDS.

For both single-name CDS contracts and index CDS contracts, upon the occurrence of a credit event, under the terms of a CDS contract neither party to the CDS contract has recourse to the reference entity. The protection purchaser has recourse to the protection seller for the difference between the face value of the CDS contract and the fair value of the reference obligation at settlement of the credit derivative contract, also known as the recovery value. The protection purchaser does not need to hold the debt instrument of the underlying reference entity in order to receive amounts due under the CDS contract when a credit event occurs.

The following table presents a summary of the notional amounts of credit derivatives the Company sold and purchased as of December 31, 2014. The Company manages the credit risk on contracts to sell protection by purchasing protection with identical or similar underlying reference entities. Other purchased protection referenced in the following tables includes credit derivatives on related, but not identical, reference positions (including indices, portfolio coverage and other reference points) as well as protection purchased through credit-linked notes.

The Company does not use notional amounts of credit derivatives as the primary measure of risk management for such derivatives because notional amount does not take into account the probability of occurrence of a credit event, the recovery value of the reference obligation, or related cash instruments and economic hedges, each of which reduces, in the Company's view, the risk associated with such derivatives.

Total credit derivatives

	Maximum payout/Notional amount			
(in millions)	Protection sold	Purchased protection with identical underlyings [(a)]	Net protection (sold)/ purchased [(b)]	Other protection purchased [(c)]
Credit derivatives				
Credit default swaps	$ (720)	$ 377	$ (343)	$ 1,125
Other credit derivatives [(d)]	–	–	–	–
Total credit derivatives	(720)	377	(343)	1,125
Credit-linked notes	–	–	–	–
Total	$ (720)	$ 377	$ (343)	$ 1,125

(a) Represents the notional amount of protection purchased where the underlying reference instrument is identical to the reference instrument on protection sold; the notional amount of protection purchased for each individual identical underlying reference instrument may be greater or lower than the notional amount of protection sold.
(b) Does not take into account the fair value of the reference obligation at the time of settlement, which would generally reduce the amount the seller of protection pays to the buyer of protection in determining settlement value.
(c) Represents protection purchased by the Company on referenced instruments (single name, portfolio or index) where the Company has not sold any protection on the identical reference instrument.
(d) Other credit derivatives predominantly consist of put options on fixed income portfolios.

The following table summarizes the notional and fair value amounts of credit derivatives as of December 31, 2014, where the Company is the seller of protection. The maturity profile is based on the remaining contractual maturity of the credit derivative contracts. The ratings profile is based on the rating of the reference entity on which the credit derivative contract

is based. The ratings and maturity profile of credit derivatives where the Company is the purchaser of protection are comparable to the profile reflected below.

Protection sold – credit derivatives ratings/maturity profile

December 31, 2014 (in millions)	< 1 Year	1 - 5 Years	> 5 Years	Total notional amount	Fair value receivables[b]	Fair value payables[b]	Net fair value
Risk rating of reference entity							
Investment-grade [a]	$ (25)	$ (293)	$ (190)	$ (508)	$ 6	$ (1)	$ 5
Noninvestment-grade [a]	(22)	(90)	(100)	(212)	4	(20)	(16)
Total	$ (47)	$ (383)	$ (290)	$ (720)	$ 10	$ (21)	$ (11)

(a) Ratings scale is based on the Company's internal ratings, which generally correspond to ratings defined by S&P and Moody's Investor Services.
(b) Amounts are shown on a gross basis, before the benefit of legally enforceable master netting agreements and cash collateral held by the Company.

6. Securities financing activities

The Company enters into resale agreements, repurchase agreements, securities borrowed transactions and securities loaned transactions (collectively, "securities financing agreements") primarily to finance the Company's inventory positions, acquire securities to cover short positions, accommodate customers' financing needs, and settle other securities obligations. Resale and repurchase agreements are carried on the Consolidated Statement of Financial Condition at the amounts at which the securities will be subsequently sold or repurchased, plus accrued interest, except for amounts reported at fair value. Where appropriate under applicable accounting guidance, resale and repurchase agreements with the same counterparty are reported on a net basis.

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Certain securities are borrowed against securities collateral and in accordance with U.S. GAAP, the borrower is not required to record the transactions on its Consolidated Statement of Financial Condition.

The Company has elected the fair value option for certain resale and repurchase agreements. For further discussion of the fair value option, see Note 4 of the Consolidated Statement of Financial Condition.

The Company's policy is to take possession, where possible, of securities purchased under resale and securities borrowed agreements. The Company monitors the market value of the underlying securities that it has received from its counterparties and either requests additional collateral or returns a portion of the collateral when appropriate in light of the market value of the underlying securities. Margin levels are established initially based upon the counterparty and type of collateral and monitored on an ongoing basis to protect against declines in collateral value in the event of default. The Company typically enters into master netting agreements and other collateral arrangements with its resale agreement and securities borrowed counterparties, which provide for the right to liquidate the purchased or borrowed securities in the event of a customer default. As a result of the Company's credit risk mitigation practices with respect to resale and securities borrowed agreements as described above, the Company did not hold any reserves for credit impairment with respect to these agreements as of December 31, 2014.

The following table presents as of December 31, 2014 the gross and net securities purchased under resale agreements and securities borrowed. Securities purchased under resale agreements have been presented on the Consolidated Statement of Financial Condition net of securities sold under repurchase agreements where the Company has obtained an appropriate legal opinion with respect to the master netting agreement, and where the other relevant criteria have been met. Where such a legal opinion has not been either sought or obtained, the securities purchased under resale agreements are not eligible for netting and are shown separately in the table below. Securities borrowed are presented on a gross basis on the Consolidated Statement of Financial Condition.

(in millions)	Gross asset balance	Amounts netted on the Consolidated Statement of Financial Condition	Net asset balance
Securities purchased under resale agreements			
Securities purchased under resale agreements with an appropriate legal opinion	$ 243,510	$ (124,682)	$ 118,828
Securities purchased under resale agreements where an appropriate legal opinion has not been either sought or obtained	6,476	–	6,476
Total securities purchased under resale agreements[d]	**$ 249,986**	**$ (124,682)**	**$ 125,304** [a]
Securities borrowed[c]	**$ 94,287**	**NA**	**$ 94,287** [b]

(a) Securities purchased under resale agreements include $14.3 billion accounted for at fair value.
(b) No securities borrowed were accounted for at fair value.
(c) Includes $24.7 billion of securities borrowed where an appropriate legal opinion has not been either sought or obtained with respect to the master netting agreement.
(d) Securities purchased under resales agreements include $10.7 billion of securities included in cash and securities segregated under federal and other regulations.

The following table presents information as of December 31, 2014, regarding the securities purchased under resale agreements and securities borrowed for which a legal opinion has been obtained with respect to the master netting agreement. The table excludes information related to resale agreements and securities borrowed where such a legal opinion has either not been sought or obtained.

		Amounts not nettable on the Consolidated Statement of Financial Condition[a]		
(in millions)	Net asset balance	Financial instruments[b]	Cash collateral	Net exposure
Securities purchased under resale agreements with an appropriate legal opinion	$ 118,828	$ (117,107)	$ (152)	$ 1,569
Securities borrowed	$ 69,567	$ (69,382)	$ –	$ 185

(a) For some counterparties, the sum of the financial instruments and cash collateral not nettable on the Consolidated Statement of Financial Condition may exceed the net asset balance. Where this is the case the total amounts reported in these two columns are limited to the balance of the net resale agreement or securities borrowed asset with that counterparty. As a result a net exposure amount is reported even though the Company, on a portfolio-wide basis for both its securities purchased under resale agreements and securities borrowed portfolios, has received securities collateral with a total fair value that is greater than the funds provided to counterparties.
(b) Includes financial instrument collateral received, repurchase liabilities and securities loaned liabilities with an appropriate legal opinion with respect to the master netting agreement; these amounts are not presented net on the Consolidated Statement of Financial Condition because other U.S. GAAP netting criteria are not met.

The following table presents as of December 31, 2014, the gross and net securities sold under repurchase agreements and securities loaned. Securities sold under repurchase agreements have been presented on the Consolidated Statement of Financial Condition net of securities purchased under resale agreements where the Company has obtained an appropriate legal opinion with respect to the master netting agreement and where other relevant criteria have been met. Where such a legal opinion has not been either sought or obtained, the securities sold under repurchase agreements are not eligible for netting, and are shown separately in the table below. Securities loaned are presented on a gross basis on the Consolidated Statement of Financial Condition.

(in millions)	Gross liability balance	Amounts netted on the Consolidated Statement of Financial Condition	Net liability balance
Securities sold under repurchase agreements			
Securities sold under repurchase agreements with an appropriate legal opinion	$ 260,261	$ (124,682)	$ 135,579
Securities sold under repurchase agreements where an appropriate legal opinion has not been either sought or obtained	17,046	–	17,046
Total Securities sold under repurchase agreements	**$ 277,307**	**$ (124,682)**	**$ 152,625** [a]
Securities loaned [c]	**$ 19,837**	**$ –**	**$ 19,837** [b]

(a) Securities sold under repurchase agreements include $2.3 billion accounted for at fair value.
(b) Included securities-for-securities borrow vs. pledge transactions of $3.4 billion when acting as lender that are reported in Obligation to return securities received as collateral on the Consolidated Statement of Financial Condition.
(c) Includes $110 million of securities loaned where an appropriate legal opinion has not been either sought or obtained with respect to the master netting agreement.

The following table presents information as of December 31, 2014, regarding securities sold under repurchase agreements and securities loaned for which a legal opinion has been obtained with respect to the master netting agreement. The below table excludes information related to repurchase agreements and securities loaned where such a legal opinion has not been either sought or obtained.

		Amounts not nettable on the Consolidated Statement of Financial Condition [a]		
(in millions)	Net liability balance	Financial instruments[b]	Cash collateral	Net amount[c]
Securities sold under repurchase agreements with an appropriate legal opinion	$ 135,579	$ (135,176)	$ (403)	$ –
Securities loaned	$ 16,378	$ (16,161)	$ –	$ 217

(a) For some counterparties, the sum of the financial instruments and cash collateral not nettable on the Consolidated Statement of Financial Condition may exceed the net liability balance. Where this is the case the total amounts reported in these two columns are limited to the balance of the net repurchase agreement or securities loaned liability with that counterparty.
(b) Includes financial instrument collateral transferred, resale agreements and securities borrowed assets with an appropriate legal opinion with respect to the master netting agreement; these amounts are not presented net on the Consolidated Statement of Financial Condition because other U.S. GAAP netting criteria are not met.
(c) Net amount represents exposure of counterparties to the Company.

Transfers not qualifying for sale accounting

At December 31, 2014 the Company had no financial assets for which the rights have been transferred to third parties whose transfers did not qualify as a sale in accordance with U.S. GAAP.

7. Income taxes

Deferred income tax expense/(benefit) results from differences between assets and liabilities as measured for financial reporting and income tax return purposes. The Company's tax-sharing agreement requires periodic settlement with JPMorgan Chase of increases or decreases to the net federal deferred tax balance. Until settlement, net balances are recorded as a component of Other assets in the Consolidated Statement of Financial Condition. As of December 31, 2014, the Company had $20 million of an unsettled net deferred tax asset balance. The significant components of the deferred tax asset, as of December 31, 2014, relate primarily to federal and state tax benefits in regards to tax reserves, reserves for litigation, and

compensation-related balances. As of December 31, 2014, management has determined it is more likely than not that the Company will realize its deferred tax assets.

At December 31, 2014, the Company had a current income tax payable to JPMorgan Chase of $644 million included in Accounts payable and other liabilities on the Consolidated Statement of Financial Condition.

The following table presents a reconciliation of the beginning and ending amount of unrecognized tax benefits for the year ended December 31, 2014:

(in millions)	Unrecognized tax benefits
Balance at December 31, 2013	$ 352
Increases based on tax positions related to the current period	18
Decreases based on tax positions related to prior periods	(9)
Balance at December 31, 2014	$ 361

At December 31, 2014, the Company's unrecognized tax benefit, excluding related interest expense and penalties, was $361 million, of which $235 million, if recognized, would reduce the annual effective tax rate.

At December 31, 2014, in addition to the Company's liability for unrecognized tax benefits, the Company had accrued $121 million for income tax-related interest and no penalties.

The Company is a member of the JPMorgan Chase consolidated group which is subject to ongoing tax examinations by the tax authorities of the various jurisdictions in which it operates, including U.S. federal, state and non-U.S. jurisdictions. The following table summarizes the status of significant income tax examinations of JPMorgan Chase and its consolidated subsidiaries as of December 31, 2014.

December 31, 2014	Periods under examination	Status
JPMorgan Chase - U.S.	2003 - 2005	Field examination completed; at Appellate level
JPMorgan Chase - U.S.	2006 - 2010	Field examination
JPMorgan Chase - New York State and City	2005 - 2007	Field examination
JPMorgan Chase - California	2006 - 2010	Field examination

8. Borrowings

At December 31, 2014 the Company had $12.9 billion of unsecured borrowings with affiliates denominated in various currencies (predominantly U.S. dollars.) These borrowings are generally short-term obligations that primarily bear interest based on short term rates for borrowings in the respective currencies.

Included in the balance are $955 million of fully funded OTC derivatives with an affiliate which qualify as short term borrowings for accounting purposes based on the funding component of the instrument. Interest payment for these instruments is based on equity basket, single stock or index underlying. The Company has elected to measure these instruments at fair value.

9. Commercial paper

As of December 31, 2014 the outstanding commercial paper had maturities ranging from January 2015 to December 2015 with both fixed and floating interest rates.

The maximum face amount of commercial paper outstanding during the year ended December 31, 2014, was $24.1 billion, which was outstanding on December 31, 2014.

The estimated value of commercial paper approximates its recorded book value as of December 31, 2014, taking into account it is short term in nature.

10. Long term debt

At December 31, 2014 the Company held $3.5 billion of unsecured long term debt with affiliates. This balance represents fully funded OTC derivatives qualifying as long term debt for accounting purposes based on the funding component of the instrument. Interest payout for these instruments is based on equities basket, single stock or index underlying. The Company has elected to measure these instruments at fair value.

The following table is a summary of long term debt fair value and maturity ranges at December 31, 2014:

(in millions)		Less than 1 year to maturity	1-5 years to maturity	Greater than 5 years to maturity	Total
Notes	Variable rate	$ 2,181	$ 1,312	$ 41	$ 3,534
Total Long term debt		**$ 2,181**	**$ 1,312**	**$ 41**	**$ 3,534**

11. Subordinated liabilities

The Company has subordinated liabilities with JPMorgan Chase providing for maximum borrowings of $34.2 billion. At December 31, 2014, $15.0 billion was payable under these subordinated borrowing agreements and mature as follows:

(in millions) Year	Amount
2016	$ 13,130
2017	1,900
Total Subordinated liabilities	**$ 15,030**

Of the total facility, $9.2 billion relates to Clearing Corp, and of the actual amount drawn, $5.4 billion relates to Clearing Corp. All subordinated liabilities of the Company have been approved by the Financial Industry Regulatory Authority ("FINRA"), Chicago Mercantile Exchange ("CME") and by the National Futures Association ("NFA") and, therefore, qualify as capital in computing net capital under the SEC's Uniform Net Capital Rule ("Net Capital Rule"). The subordinated debt obligations may only be repaid if the Company is in compliance with various terms of the Net Capital Rule.

The subordinated liabilities bear interest at a rate based upon the London Interbank Borrowing Offered Rate ("LIBOR").

12. Employee compensation and benefits

The Company's employees participate, to the extent they meet minimum eligibility requirements, in various benefit plans sponsored by JPMorgan Chase. The following is a discussion of JPMorgan Chase's significant benefit plans.

Employee stock-based awards

Certain employees of the Company participate in JPMorgan Chase's long-term stock-based incentive plans, which provide for grants of common stock-based awards, including stock options, stock-settled stock appreciation rights ("SARs") and restricted stock units ("RSUs"). Employees receive annual incentive compensation based on their performance, the performance of their business and JPMorgan Chase's consolidated operating results.

U.S. GAAP requires all share-based payments to employees that qualify as equity awards be measured at their grant-date fair values. JPMorgan Chase uses the Black-Scholes valuation model to estimate the fair value of stock options and SARs. JPMorgan Chase separately recognizes compensation expense for each tranche of each award as if it were a separate award with its own vesting date. Generally, for each tranche granted, compensation expense is recognized on a straight-line basis from the grant date until the vesting date of the respective tranche, provided that the employees will not become full-career eligible during the vesting period. For awards with full-career eligibility provisions and awards granted with no future substantive service requirement, JPMorgan Chase accrues the estimated value of awards expected to be awarded to employees as of the grant date, without giving consideration to the impact of post-employment restrictions. For each tranche granted to employees who will become full-career eligible during the vesting period, compensation expense is recognized on a straight-line basis from the grant date until the earlier of the employee's full-career eligibility date or the vesting date of the respective tranche.

JPMorgan Chase RSUs

RSUs are awarded at no cost to the recipient upon their grant. Generally, RSUs are granted annually and vest 50% after two years and 50% after three years and convert to shares of JPMorgan Chase common stock at the vesting date. In addition, RSUs typically include full-career eligibility provisions, which allow employees to continue to vest upon voluntary termination, subject to post-employment and other restrictions based on age or service-related requirements. All of these awards are subject to forfeiture until vested and contain clawback provisions that may result in cancellation under certain specified circumstances. RSUs entitle the recipient to receive cash payments equivalent to any dividends paid on the underlying common stock during the period the RSU is outstanding.

JPMorgan Chase employee stock options and SARs

Employee stock options and SARs have generally been granted with an exercise price equal to the fair value of JPMorgan Chase's common stock on the grant date. JPMorgan Chase periodically grants employee stock options to individual employees. There were no material grants of stock options or SARs in 2014. Prior grants of SARs generally become exercisable ratably over five years (i.e., 20% per year) and contain full-career eligibility provisions and clawback provisions similar to RSUs. SARs generally expire ten years after the grant date.

The following table presents grant and forfeiture activity of JPMorgan Chase stock-based awards to the Company's employees for the year ended December 31, 2014:

(in thousands)	
RSUs	
Granted	7,866
Forfeited	459
Options and SARs	
Granted	1
Forfeited	27

At December 31, 2014, the Company's employees held 21 million unvested RSUs. In addition, 4 million options and SARs were held by the Company's employees at December 31, 2014, of which 1 million awards were unvested. In the normal course of business, the employment relationship of certain employees may transfer between the Company and JPMorgan Chase or its subsidiaries which may impact the Company's outstanding awards.

For a discussion of the accounting policies and other information relating to employee stock-based compensation, refer to Note 10 of JPMorgan Chase & Co. 2014 Annual Report on Form 10-K for the year ended December 31, 2014 ("JPMorgan Chase's 2014 Annual Report").

Pension and other postretirement employee benefits
The Company's employees are eligible to participate in JPMorgan Chase's qualified, noncontributory, U.S. defined benefit pension plan and they may also participate in JPMorgan Chase's defined contribution plan. In addition, qualifying U.S. employees may receive postretirement medical and life insurance benefits that are provided through JPMorgan Chase's U.S. other postretirement employee benefit ("OPEB") plans. Benefits vary with length of service and date of hire and provide for limits on the Company's share of covered medical benefits. The medical and life insurance benefits are both contributory. There are no separate plans solely for employees of the Company.

The JPMorgan Chase defined benefit pension and OPEB plans are accounted for in accordance with U.S. GAAP for retirement benefits. Assets of the JPMorgan Chase qualified U.S. pension and OPEB plans exceeded their projected benefit obligation at December 31, 2014.

Consolidated disclosures about the defined benefit pension, defined contribution and OPEB plans of JPMorgan Chase, including their funded status, components of benefit expense, plan assumptions, investment strategy and asset allocation, fair value measurement of plan assets and liabilities, and other disclosures about the plans are included in Note 9 of JPMorgan Chase's 2014 Annual Report.

13. Variable interest entities

At December 31, 2014, the Company consolidated the assets and liabilities of certain VIEs as it was deemed to be the primary beneficiary as it has both the power to direct the activities of those VIEs that most significantly impacts the VIEs' economic performance and, through its interests in the VIEs, the obligation to absorb losses or the right to receive benefits from the VIEs that could potentially be significant to the VIEs.

Affiliate-sponsored mortgage and other securitization trusts
The Company engages in underwriting and trading activities involving securities issued by JPMorgan Chase-sponsored securitization trusts. As a result, the Company at times retains senior and/or subordinated interests (including residual interests) in residential and commercial mortgage securitizations upon securitization, and/or reacquires positions in the secondary market in the normal course of business. In certain instances as a result of the positions retained or reacquired, when considered together with the power to direct the activities of the VIEs, the Company is deemed to be the primary beneficiary of certain securitization trusts.

At December 31, 2014 the Company recorded $849 million of interests held in affiliate-sponsored residential and commercial mortgage securitization VIEs (these VIEs are not consolidated by the Company as it is not the primary beneficiary). The interest held is recorded as securities on the Company's Consolidated Statement of Financial Condition and valued at fair value. The principal amount outstanding of assets in nonconsolidated JPMorgan Chase-sponsored securitization VIEs with continuing involvement was $85.9 billion at December 31, 2014. JPMorgan Chase considers a "sponsored" VIE to include any entity where: (1) JPMorgan Chase is the principal beneficiary of the structure; (2) the VIE is issued by JPMorgan Chase to securitize its assets; (3) the VIE issues financial instruments with the JPMorgan Chase name; or (4) the entity is a JPMorgan Chase-administered asset-backed commercial paper conduit.

Residential mortgages
The Company does not consolidate a residential mortgage securitization (affiliate-sponsored or third-party-sponsored) when it does not hold a beneficial interest in the trust that could potentially be significant to the trust or when the Company does not have the power to direct the activities of the VIE. Generally, the Company is not the servicer of these securities and therefore does not have the power to direct the most significant activities of the trust. At December 31, 2014, the Company did not consolidate the assets of certain JPMorgan Chase-sponsored residential mortgage securitization VIEs, in which the Company had continuing involvement, primarily due to the fact that the Company did not have both an interest in these trusts and the power to direct the most significant activities of the trusts.

Commercial mortgages and other consumer securitizations
The Company securitizes commercial mortgage loans, and engages in underwriting and trading activities involving the securities issued by JPMorgan Chase-sponsored securitization trusts. The Company may retain unsold senior and/or subordinated interests in commercial mortgage securitizations at the time of securitization. The Company does not service commercial loans. For commercial mortgage securitizations, the power to direct the significant activities of the VIE generally is held by the servicer or investors in a specified class of securities ("controlling class").

Re-securitizations
The Company engages in certain re-securitization transactions in which debt securities are transferred to a VIE in exchange for new beneficial interests. These transfers occur in connection with both agency (Fannie Mae, Freddie Mac and Ginnie Mae) and non-agency (private-label) sponsored VIEs, which may be backed by either residential or commercial mortgages. The Company's consolidation analysis is largely dependent on the Company's role and interest in the re-securitization trusts. During the year ended December 31, 2014, the Company transferred $22.7 billion of securities to agency VIE's and $1.1 billion of securities to private label VIE's.

Most re-securitizations with which the Company is involved are client-driven transactions in which a specific client or group of clients are seeking a specific return or risk profile. For these transactions, the Company has concluded that the decision-making power of the entity is shared between the Company and its clients, considering the joint effort and decisions in establishing the re-securitization trust and its assets, as well as the significant economic interest the clients holds in the re-securitization trust; therefore the Company does not consolidate the re-securitization VIE.

In more limited circumstances, the Company creates a re-securitization trust independently and not in conjunction with specific clients. In these circumstances, the Company is deemed to have the unilateral ability to direct the most significant activities of the re-securitization trust because of the decisions made during the establishment and design of the trust; therefore, the Company consolidates the re-securitization VIE if the Company holds an interest that could potentially be significant.

Additionally, the Company may invest in beneficial interests of third-party securitizations and generally purchases these interests in the secondary market. In these circumstances, the Company does not have the unilateral ability to direct the most significant activities of the re-securitization trust, either because it wasn't involved in the initial design of the trust, or the Company is involved with an independent third-party sponsor and demonstrates shared power over the creation of the trust; therefore, the Company does not consolidate the re-securitization VIE.

As of December 31, 2014, the Company did not consolidate any agency re-securitizations.

As of December 31, 2014 total assets (including the notional amount of interest-only securities) of nonconsolidated JPMorgan Chase affiliate-sponsored private label resecuritization entities in which the Company has continuing involvement was $2.9 billion.

At December 31, 2014, the Company held approximately $2.4 billion of interests in nonconsolidated agency re-securitization entities and $35 million of senior and subordinated interests in nonconsolidated private-label re-securitization entities.

As of December 31, 2014, the Company consolidated $28 million of assets and $17 million of liabilities of private label re-securitizations.

Municipal bond vehicles
JPMorgan Chase has created a series of trusts that provide short-term investors with qualifying tax-exempt investments, and that allow investors in tax-exempt securities to finance their investments at short-term tax-exempt rates. In a typical transaction, the vehicle purchases fixed-rate longer-term highly rated municipal bonds and funds the purchase by issuing two types of securities: (1) puttable floating-rate certificates and (2) inverse floating-rate residual interests ("residual interests"). The maturity of each of the puttable floating-rate certificates and the residual interests is equal to the life of the vehicle, while the maturity of the underlying municipal bonds is typically longer. Holders of the puttable floating-rate certificates may "put," or tender, the certificates if the remarketing agent cannot successfully remarket the floating-rate certificates to another investor. A liquidity facility conditionally obligates the liquidity provider to fund the purchase of the

tendered floating-rate certificates. Upon termination of the vehicle, proceeds from the sale of the underlying municipal bonds would first repay any funded liquidity facility or outstanding floating-rate certificates and the remaining amount, if any, would be paid to the residual interests. If the proceeds from the sale of the underlying municipal bonds are not sufficient to repay the liquidity facility, in certain transactions the liquidity provider has recourse to the residual interest holders for reimbursement. Certain residual interest holders may be required to post collateral to JPMorgan Chase Bank, N.A., as liquidity provider, to support such reimbursement obligations should the market value of the municipal bonds decline.

The Company often serves as the remarketing agent of the puttable floating-rate certificates. As remarketing agent, the Company may hold puttable floating-rate certificates of the municipal bond vehicles. At December 31, 2014 the Company held $55 million of these certificates on its Consolidated Statement of Financial Condition. The largest amount held by the Company at end of day during the year ended December 31, 2014 was $250 million or 3% of the municipal bond vehicles aggregate outstanding puttable floating-rate certificates. The Company did not have and continues not to have any intent to protect any residual interest holder from potential losses on any of the municipal bond holdings.

Consolidated VIE assets and liabilities

As of December 31, 2014 the Company included the following in its Consolidated Statement of Financial Condition related to consolidated VIEs:

	Assets	Liabilities
(in millions)	Financial instruments owned	Beneficial interest issued by consolidated VIEs
Mortgage securitization entities	$ 1,513	$ 1,108
Municipal bond vehicles	261	247
	$ 1,774	$ 1,355

14. Enterprise-Wide risk management

Risk is an inherent part of JPMorgan Chase's business activities. JPMorgan Chase's overall objective in managing risk is to protect the safety and soundness of JPMorgan Chase, avoid excessive risk taking, and manage and balance risk in a manner that serves the interest of its clients, customers and shareholders.

JPMorgan Chase's approach to risk management covers a broad spectrum of risk areas, such as credit, market, model, liquidity, operational, legal, compliance, fiduciary and reputation risk. JPMorgan Chase believes that effective risk management requires:

- Acceptance of responsibility, including identification and escalation of risk issues, by all individuals within JPMorgan Chase;
- Ownership of risk management within each line of business and corporate functions; and
- JPMorgan Chase firmwide structures for risk governance.

The Company is included in this risk management approach.

JPMorgan Chase's firmwide Risk Management is overseen and managed on an enterprise-wide basis. JPMorgan Chase's Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO"), Chief Risk Officer("CRO") and Chief Operating Officer ("COO") develop and set the risk management framework and governance structure for JPMorgan Chase, which is intended to provide comprehensive controls and ongoing management of the major risks inherent in JPMorgan Chase's business activities. JPMorgan Chase's risk management framework is intended to create a culture of transparency, awareness and personal responsibility through reporting, collaboration, discussion, escalation and sharing of information. The CEO, CFO, CRO and COO are ultimately responsible and accountable to JPMorgan Chase's Board of Directors.

JPMorgan Chase's risk culture strives for continual improvement through ongoing employee training and development, as well as talent retention. JPMorgan Chase also approaches its incentive compensation arrangements through an integrated risk, compensation and financial management framework to encourage a culture of risk awareness and personal accountability.

The following outlines several key risks that are inherent in the Company's business activities.

Credit risk

Credit risk is the risk of loss arising from the default of a customer, client or counterparty. See Note 15 of the Consolidated Statement of Financial Condition for details on customer credit risks.

Market risk

Market risk is the potential for adverse changes in the value of the Company's assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity prices, commodity prices, implied volatilities or credit spreads.

Market Risk is an independent risk management function that identifies and monitors market risks throughout JPMorgan Chase and defines market risk policies and procedures.

Market Risk seeks to control risk, facilitate efficient risk/return decisions, reduce volatility in operating performance and provide transparency into the Company's market risk profile for senior management, the Board of Directors and regulators. Market Risk is responsible for the following functions:

- Establishment of a market risk policy framework
- Independent measurement, monitoring and control of line of business and JPMorgan Chase firmwide market risk
- Definition, approval and monitoring of limits
- Performance of stress testing and qualitative risk assessments

Model risk

Model risk is the potential for adverse consequences from decisions based on incorrect or misused model outputs and reports.

JPMorgan Chase uses models, for many purposes, but primarily for the measurement, monitoring and management of risk positions. Valuation models are employed by JPMorgan Chase to value certain financial instruments that cannot otherwise

be valued using quoted prices. These valuation models may also be employed as inputs to risk management models, including VaR and economic stress models. JPMorgan Chase, including the Company, also makes use of models for a number of other purposes, including the calculation of regulatory capital requirements. See Note 3 of the Consolidated Financial Statement for valuation model review and approval.

The Model Risk review and governance functions are independent of the model owners and they review and approve a wide range of models, including risk management, valuation and regulatory capital models used by JPMorgan Chase.

Liquidity risk

Liquidity risk is the risk that JPMorgan Chase will be unable to meet its contractual and contingent obligations. Liquidity risk management is intended to ensure JPMorgan Chase has the appropriate amount, composition and tenor of funding and liquidity in support of its assets.

JPMorgan Chase has an independent liquidity risk oversight function whose primary objective is to provide assessment, measurement, monitoring, and control of liquidity risk across JPMorgan Chase. Liquidity risk oversight is managed through a dedicated firmwide Liquidity Risk Oversight group reporting into the CIO, Treasury, and Corporate ("CTC") Chief Risk Officer ("CRO"). The CTC CRO has responsibility for JPMorgan Chase's firmwide Liquidity Risk Oversight and reports to JPMorgan Chase's CRO. Liquidity Risk Oversight's responsibilities include but are not limited to:

- Establishing and monitoring limits, indicators, and thresholds, including liquidity appetite tolerances;
- Defining and monitoring internal firmwide JPMorgan Chase and legal entity stress tests and regulatory defined stress testing;
- Reporting and monitoring liquidity positions, balance sheet variances and funding activities;
- Conducting ad hoc analysis to identify potential emerging liquidity risks.

Operational risk

Operational risk is the risk of loss resulting from inadequate or failed processes or systems or due to external events that are neither market nor credit-related. Operational risk is inherent in JPMorgan Chase's activities and can manifest itself in various ways, including fraudulent acts, business interruptions, inappropriate behavior of employees, failure to comply with applicable laws and regulations or failure of vendors to perform in accordance with their arrangements. These events could result in financial losses, litigation and regulatory fines, as well as other damage to JPMorgan Chase. The goal is to keep operational risk at appropriate levels, in light of JPMorgan Chase's financial strength, the characteristics of its businesses, the markets in which it operates, and the competitive and regulatory environment to which it is subject.

To monitor and control operational risk, JPMorgan Chase maintains an overall Operational Risk Management Framework ("ORMF") which comprises governance oversight, risk assessment, capital measurement, and reporting and monitoring. The ORMF is intended to enable JPMorgan Chase to function with a sound and well-controlled operational environment.

Cybersecurity

JPMorgan Chase devotes significant resources to maintain and regularly update its systems and processes that are designed to protect the security of JPMorgan Chase's computer systems, software, networks and other technology assets against attempts by unauthorized parties to obtain access to confidential information, destroy data, disrupt or degrade service, sabotage systems or cause other damage.

Third parties with which JPMorgan Chase does business or that facilitate JPMorgan Chase's business activities (e.g., vendors, exchanges, clearing houses, central depositories, and financial intermediaries) could also be sources of cybersecurity risk to JPMorgan Chase, including with respect to breakdowns or failures of their systems, misconduct by the employees of such parties, or cyberattacks which could affect their ability to deliver a product or service to JPMorgan Chase or result in lost or compromised information of JPMorgan Chase or its clients. In addition, customers with which or whom JPMorgan Chase does business can also be sources of cybersecurity risk to JPMorgan Chase, particularly when their activities and systems are beyond JPMorgan Chase's own security and control systems. Customers will generally be liable for losses incurred due to their failure to maintain the security of their own systems and processes.

JPMorgan Chase and several other U.S. financial institutions have experienced significant distributed denial-of-service attacks from technically sophisticated and well-resourced unauthorized parties which are intended to disrupt online banking services. JPMorgan Chase and its clients are also regularly targeted by unauthorized parties using malicious code and viruses.

JPMorgan Chase has established, and continues to establish, defenses on an ongoing basis to mitigate this and other possible future attacks. The cyberattacks experienced to date have not resulted in any material disruption to JPMorgan Chase's operations or had a material adverse effect on JPMorgan Chase's results of operations. The Board of Directors and the Audit Committee are regularly apprised regarding the cybersecurity policies and practices of JPMorgan Chase as well as JPMorgan Chase's efforts regarding significant cybersecurity events.

Cybersecurity attacks highlight the need for continued and increased cooperation among businesses and the government, and JPMorgan Chase continues to work with the appropriate government and law enforcement agencies and other businesses, including JPMorgan Chase's third-party service providers, to continue to enhance defenses and improve resiliency to cybersecurity threats.

Business and Technology Resiliency
JPMorgan Chase's global resiliency and crisis management program is intended to ensure that JPMorgan Chase has the ability to recover its critical business functions and supporting assets (i.e., staff, technology and facilities) in the event of a business interruption, and to remain in compliance with global laws and regulations as they relate to resiliency risk. The program includes corporate governance, awareness and training, as well as strategic and tactical initiatives aimed to ensure that risks are properly identified, assessed, and managed.

JPMorgan Chase has established comprehensive tracking and reporting of resiliency plans in order to proactively anticipate and manage various potential disruptive circumstances such as severe weather, technology and communications outages, flooding, mass transit shutdowns and terrorist threats, among others. The resiliency measures utilized by JPMorgan Chase include backup infrastructure for data centers, a geographically distributed workforce, dedicated recovery facilities, providing technological capabilities to support remote work capacity for displaced staff and accommodation of employees at alternate locations. JPMorgan Chase continues to coordinate its global resiliency program across JPMorgan Chase and mitigate business continuity risks by reviewing and testing recovery procedures.

Legal risk
Legal risk is the risk of loss or imposition of damages, fines, penalties or other liability arising from failure to comply with a contractual obligation or to comply with laws or regulations to which JPMorgan Chase is subject. Legal risk includes the risk of loss arising from the uncertainty of the enforceability, through legal and judicial processes, of the obligations of JPMorgan Chase's clients and counterparties, including contractual provisions intended to reduce credit exposure by providing for the offsetting and netting of mutual obligations.

In addition to providing legal services and advice to JPMorgan Chase, and communicating and helping the lines of business adjust to the legal and regulatory changes they face, including the heightened scrutiny and expectations of JPMorgan Chase's regulators, the global Legal function is responsible for partnering with the businesses and corporate functions to fully understand and assess their adherence to laws and regulations, as well as potential exposures on key litigation and transactional matters. JPMorgan Chase's lawyers perform a significant defense and advocacy role by defending JPMorgan Chase against claims and potential claims and, when needed, also pursuing claims against others. Legal assists Oversight & Control, Risk, Finance, Compliance and Internal Audit in their efforts to ensure compliance with all applicable laws and regulations and JPMorgan Chase's corporate standards for doing business.

Compliance risk
Compliance risk is the risk fines or sanctions or of financial damage or loss due to the failure to comply with laws, rules, and regulations.

Global Compliance Risk Management's ("Compliance") role is to identify, measure, monitor and report on and provide oversight regarding compliance risks arising from business operations, and provide guidance on how JPMorgan Chase can mitigate these risks. While each line of business is accountable for managing its compliance risk, JPMorgan Chase's Compliance teams work closely with the Operating Committee and senior management to provide independent review and oversight of the lines of business operations, with a focus on compliance with applicable global, regional and local laws and regulations.

Fiduciary risk

Fiduciary risk is the risk of a failure to exercise the applicable high standard of care, to act in the best interests of clients or to treat clients fairly, as required under applicable law or regulation. Depending on the fiduciary activity and capacity in which JPMorgan Chase is acting, federal and state statutes and regulations, and common law require JPMorgan Chase to adhere to specific duties in which JPMorgan Chase must always place the client's interests above its own.

Fiduciary Risk Management is the responsibility of the relevant line of business risk and/or other governance committees. Senior business, legal, risk and compliance managers, who have particular responsibility for fiduciary matters, work with the relevant line of business risk committees with the goal of ensuring that businesses providing investment, trusts and estates, or other fiduciary products or services that give rise to fiduciary duties to clients perform at the appropriate standard relative to their fiduciary relationship with a client. Each line of business and its respective risk and/or other governance committees are responsible for the oversight and management of the fiduciary risks in their businesses. Of particular focus are the policies and practices that address a business's responsibilities to a client, including performance and service requirements and expectations; client suitability determinations; and disclosure obligations and communications. In this way, the relevant line of business risk and/or other governance committees provide oversight of JPMorgan Chase's efforts to monitor, measure and control the performance and delivery of the products or services to clients that may give rise to such fiduciary duties, as well as JPMorgan Chase's fiduciary responsibilities with respect to JPMorgan Chase's employee benefit plans.

Reputation risk

Reputation risk is the risk that an action, transaction, investment or event will reduce the trust that clients, shareholders, employees or the broader public has in JPMorgan Chase's integrity or competence. Maintaining JPMorgan Chase's reputation is the responsibility of each individual employee of JPMorgan Chase. JPMorgan Chase's Reputation Risk policy explicitly vests each employee with the responsibility to consider the reputation of JPMorgan Chase when engaging in any activity. Since the types of events that could harm JPMorgan Chase's reputation are so varied across JPMorgan Chase's lines of business, each line of business has a separate reputation risk governance infrastructure in place, which comprises three key elements: clear, documented escalation criteria appropriate to the business footprint; a designated primary discussion forum - in most cases, one or more dedicated reputation risk committees; and a list of designated contacts. Line of business reputation risk governance is overseen by a JPMorgan Chase firmwide Reputation Risk Governance function, which provides oversight of the governance infrastructure and process to support the consistent identification, escalation, management and reporting of reputation risk issues for JPMorgan Chase firmwide.

15. Customer activities

Customer credit risks

The Company's activities for both clearing clients and customers, including affiliates (collectively "customers"), involve the execution, settlement and financing of customers' securities, and derivative transactions. Derivative transactions primarily include futures, swaps, contracts for difference, forwards, options and various structured products. The Company provides the ability for customers to execute and settle securities and derivative transactions on listed exchanges, as well as, in the over the counter ("OTC") markets. Securities and derivative transactions may be settled on a cash basis or financed on a margin basis. The collateral requirement on a margin loan is established based on either regulatory guidelines or internal risk-based requirements for clients employing enhanced leverage using one or several leverage products offered to customers by the Company.

In connection with certain customer activities, the Company executes and settles customer transactions involving the short sale of securities ("short sales"). When a customer sells a security short, the Company may be required to borrow securities to settle a customer short sale transaction and, as such, these transactions may expose the Company to a potential loss if customers are unable to fulfill their contractual obligations and customers' collateral balances are insufficient to fully cover their losses. In the event customers fail to satisfy their obligations, the Company may be required to purchase financial instruments at prevailing market prices to fulfill the customers' obligations.

It is the policy of the Company to mitigate the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels and, pursuant to such guidelines, may require customers to deposit additional cash or other collateral, or to reduce positions, when deemed necessary. The Company also establishes credit limits for customers engaged in futures and options activities and monitors credit compliance. Additionally, with respect to the Company's correspondent clearing activities, introducing correspondent firms generally guarantee the contractual obligations of their customers. Further, it is the policy

of the Company to reduce credit risk by entering into legally enforceable master netting agreements with customers, which permit receivables and payables with such customers to be offset in the event of a customer default.

In connection with the Company's customer financing and securities settlement activities, the Company may pledge customers' securities as collateral to satisfy the Company's exchange margin deposit requirements or to support its various secured financing sources such as borrowings, securities loaned and repurchase agreements. In the event counterparties are unable to meet their contractual obligations to return customers' securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices to satisfy its obligations to such customers. The Company seeks to control this risk by monitoring the market value of securities pledged and by requiring adjustments of collateral levels in the event of excess exposure. Moreover, the Company establishes credit limits for such activities and monitors credit compliance.

Concentrations of credit risks

The Company is engaged in providing securities processing services to a diverse group of individuals and institutional investors, including affiliates. A substantial portion of the Company's transactions are collateralized and may be executed with, or made on behalf of, institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans, mutual funds, hedge funds and other financial institutions. The Company's exposure to credit risk associated with the non-performance of customers in fulfilling their contractual obligations pursuant to securities and futures transactions can be directly affected by volatile or illiquid trading markets, which may impair customers' ability to satisfy their obligations to the Company. The Company attempts to minimize credit risk associated with these activities by monitoring customers' credit exposure and collateral values and requiring, when deemed necessary, additional collateral to be deposited with the Company.

A significant portion of the Company's securities processing activities include clearing and settling transactions for hedge funds, brokers and dealers and other professional traders, including affiliates. Due to the nature of these operations, which may include significant levels of credit extension such as leveraged purchases, short selling and option writing, the Company may have significant credit exposure should these customers be unable to meet their commitments. In addition, the Company may be subject to concentration risk through providing margin to those customers holding large positions in certain types of securities, securities of a single issuer, including sovereign governments, issuers located in a particular country or geographic area or issuers engaged in a particular industry, where the Company receives such large positions as collateral. The Company seeks to control these risks by monitoring margin collateral levels for compliance with both regulatory and internal guidelines. Additional collateral is obtained when necessary. To further control these risks, the Company has developed automated risk control systems that analyze the customers' sensitivity to major market movements. The Company will require customers to deposit additional margin collateral, or reduce positions, if it is determined that customers' activities may be subject to above normal market risk.

The Company acts as a clearing broker for securities and futures and options activities of certain affiliates on either a fully disclosed or omnibus basis. Such activities are conducted on either a cash or margin basis. The Company requires its affiliates to maintain margin collateral in compliance with various regulatory guidelines. The Company monitors required margin levels and requests additional collateral when deemed appropriate.

16. Related parties

Various JPMorgan Chase subsidiaries engage the Company to arrange for the purchase or sale of securities, clearing activities, collateralized transactions, manage portfolios of securities, market derivative instruments, structure complex transactions and provide and receive operational support and services.

As a result of a change in JPMorgan Chase's legal entity strategy, certain U.S. equity-related trading activity recorded as securities, derivatives and long term debt were unwound at an affiliate and re-booked with JPMorgan Securities.

Significant balances with related parties as of December 31, 2014 are listed below:

(in millions)		
Assets		
Cash	$	589
Cash and securities segregated under federal and other regulations		7,182
Securities purchased under resale agreements		11,879
Securities borrowed		14,604
Receivable from customers		4
Receivable from brokers, dealers, clearing organizations and others		1,503
Financial instruments owned		1,227
Other assets		951
Liabilities		
Borrowings	$	12,856
Securities sold under repurchase agreements		39,638
Securities loaned		1,426
Payable to customers		4,189
Payable to brokers, dealers, clearing organizations and others		2,704
Financial instruments sold, not yet purchased		963
Long term borrowings		3,534
Other liabilities and accrued expenses		231
Liabilities subordinated to the claims of general creditors		15,030

As of December 31, 2014, financial instruments owned included derivative receivables, corporate debt, structured notes obligations, common and preferred shares issued by JPMorgan Chase and its affiliates. Financial instruments sold, not yet purchased included derivative payables and corporate debt obligations issued by JPMorgan Chase and its affiliates.

17. Goodwill

In October 2014, Clearing Corp. entered into an agreement to sell a portion of its Broker Dealer Services business. The business provides clearing services to unaffiliated broker dealers. The sale granted the buyer exclusive rights to negotiate with current Clearing Corp. clients the transfer of their accounts to the buyer. The final sales consideration will be based on actual client conversions to the buyer as of December 31, 2015.

The sale did not meet the criteria required to be reported as discontinued operations, nor the criteria required to qualify as a disposal of an individually significant component. See Note 2(g) of the Consolidated Statement of Financial Condition.

The goodwill associated with this portion of the Broker Dealer Services business was also reduced as a result of the sale.

(in millions)		
Balance at January 1, 2014	$	1,360
Accumulated impairment		–
Allocated to sale of business unit		(4)
Balance at December 31, 2014	**$**	**1,356**

18. Commitments, pledged assets, collateral and contingencies

Underwriting commitments

As of December 31, 2014 the Company had $766 million of outstanding underwriting commitments.

Collateralized committed facilities

Collateralized committed facilities are conditional lending commitments issued by the Company for secured financings. The Company has such facilities in place with certain customers and certain clearinghouses of which it is a member. The Company

does not hold collateral to support undrawn commitments under these facilities. However, before advancing funds the Company takes possession of collateral (generally securities) and continues to monitor the market value of the collateral during the term of the financing, which includes requesting additional collateral. At December 31, 2014, the Company had commitments of $5.6 billion outstanding under such collateralized committed facilities.

Unsettled resale and repurchase agreements

In the normal course of business, the Company enters into resale and repurchase agreements that settle at a future date. At settlement, these commitments require that the Company advance cash to and accept securities from the counterparty. These agreements generally do not meet the definition of a derivative, and therefore, are not recorded on the Consolidated Statement of Financial Condition until settlement date. At December 31, 2014, commitments related to forward starting resale and repurchase agreements were $3.8 billion and $3.3 billion, respectively.

Pledged assets

At December 31, 2014, assets were pledged to collateralize repurchase agreements, other securities financing agreements and to satisfy margin deposits at clearing and depository organizations. At December 31, 2014, financial instruments with a market value of approximately $31.8 billion were pledged to collateralize financing transactions and for other purposes. Certain of these pledged assets may be sold or repledged by the secured parties and are identified as Financial instruments owned, pledged to counterparties on the Consolidated Statement of Financial Condition. The above amount of assets pledged do not include assets of consolidated VIEs, which are used to settle the liabilities of those entities.

Collateral

At December 31, 2014, the Company had accepted assets as collateral that could be repledged, delivered or otherwise used with a fair value of approximately $498.4 billion. This collateral was generally obtained under resale agreements, securities borrowing agreements and customer margin loans. Of the collateral received, approximately $440.4 billion was repledged, generally as collateral under repurchase agreements, securities lending agreements or to cover short sales. These amounts include $10.4 billion of non-cash loans against pledged securities transactions recorded by the Company as securities received as collateral and an obligation to return the securities received as collateral.

Guarantees of subsidiaries

In the normal course of its business, JPMorgan Securities guarantees certain of the obligations of its consolidated subsidiaries. These obligations predominantly relate to JPMorgan Securities' guarantee of the obligations of Clearing Corp, which totaled $145.1 billion at December 31, 2014. The obligations of the consolidated subsidiaries are included on the Company's Consolidated Statement of Financial Condition or are reflected as off-balance sheet commitments; therefore, the Company has not recognized a separate liability for these guarantees. The Company believes that the occurrence of any events that would trigger payments under these guarantees is remote.

Derivatives qualifying as guarantees

The Company is both a purchaser and seller of credit protection in the credit derivatives market. For a further discussion of credit derivatives, see Note 5 of the Consolidated Statement of Financial Condition.

Clearing services

The Company provides clearing services for clients entering into securities purchases and sales and derivative transactions, with central counterparties ("CCPs"), including exchange-traded derivatives ("ETDs") such as futures and options, as well as OTC-cleared derivative contracts. As a clearing member, the Company stands behind the performance of its clients, collects cash and securities collateral (margin) as well as any settlement amounts due from or to clients, and remits them to the relevant CCP or client in whole or part. There are two types of margin. Variation margin is posted on a daily basis based on the value of clients' derivative contracts. Initial margin which is posted at inception of a derivative contract, generally on the basis of the potential changes in the variation margin requirement for the contract.

As a clearing member, the Company is exposed to the risk of non-performance by its clients, but is not liable to clients for the performance of the CCP's. Where possible, the Company seeks to mitigate its risks to the client through the collection of appropriate amounts of margin at inception and throughout the life of the transactions. The Company can also cease provision of clearing services if clients do not adhere to their obligations under the clearing agreement. In the event of non-performance by a client, the Company would close out the client's positions and access available margin. The CCP would utilize any margin it holds to make itself whole, with any remaining shortfalls required to be paid by the Company as a clearing member.

The Company reflects its exposure to non-performance risk of the client through the recognition of margin payables or receivables to clients and CCPs, but does not reflect the clients' underlying securities or derivative contracts in its Consolidated Statement of Financial Condition.

It is difficult to estimate the Company's maximum possible exposure through its role as clearing member, as this would require an assessment of transactions that clients may execute in the future. However, based upon historical experience, and the credit risk mitigants available to the Company, management believes it is unlikely that the Company will have to make any material payments under these arrangements and the risk of loss is expected to be remote.

Exchange and clearinghouse guarantees

The Company is a member of several securities and derivatives exchanges and clearinghouses, both in the U.S. and other countries. Membership in some of these organizations requires the Company to pay a pro rata share of the losses incurred by the organization as a result of the default of another member. Such obligations vary with different organizations. These obligations may be limited to members who dealt with the defaulting member or to the amount (or a multiple of the amount) of the Company's contribution to a member's guarantee fund, or in a few cases, the obligation may be unlimited. It is difficult to estimate the Company's maximum exposure under these membership agreements, since this would require an assessment of future claims that may be made against the Company that have not yet occurred. However, based on historical experience, management expects the risk of loss to be remote. The selection of custodians, bank depositories and clearinghouses is reviewed as part of JPMorgan Chase's risk management processes.

Lease commitments

The following table presents required future minimum rental payments for office space under noncancelable operating leases that expire after December 31, 2014:

(in millions)	Year ended December 31, 2014
2015	$ 4
2016	3
2017	3
2018	3
2019	1
After 2019	1
Total minimum payments required	**15**
Less: Sublease rentals under noncancelable subleases	–
Net minimum payment required	**$ 15**

Litigation

The Company has established reserves for certain of its currently outstanding legal proceedings. In accordance with the provisions of U.S. GAAP for contingencies, the Company accrues for a litigation-related liability when it is probable that such a liability has been incurred and the amount of the loss can be reasonably estimated. The Company is a defendant in a number of proceedings involving mortgage-backed securities litigation and other matters. While the outcome of litigation is inherently uncertain, management believes, in light of all information known to it at December 31, 2014, that the Company's litigation reserves were adequate at such date. Management evaluates its outstanding legal proceedings periodically, and makes adjustments in such reserves upwards or downward, as appropriate, based on management's best judgment after consultation with counsel.

In view of the inherent difficulty of predicting the outcome of legal proceedings, the Company cannot state with confidence what will be the eventual outcomes of the currently pending matters, the timing of their ultimate resolution or the eventual losses or impact related to those matters. The Company believes, based upon its current knowledge, after consultation with counsel and after taking into account its current litigation reserves, that the legal proceedings currently pending against it should not have a material adverse effect on its consolidated financial condition. The Company notes however, that in light of the uncertainties involved in such proceedings, there are no assurances that the ultimate resolution of these matters will not significantly exceed the reserves it has currently accrued. As a result, the outcome of a particular matter may be material

to the Company's operating results for a particular period, depending on, among other factors, the size of the loss or liability imposed and the level of the Company's income for that period. The Company believes it has meritorious defenses to the claims asserted against it in its current outstanding litigation and, with respect to such litigation, intends to continue to defend itself vigorously, litigating or settling cases according to management's judgment. For further discussion of certain legal proceedings relating to JPMorgan Chase, including the estimate of the range of reasonably possible losses for JPMorgan Chase's legal proceedings, please refer to Note 31 of JPMorgan Chase's 2014 Annual Report.

The litigation noted above involves multiple companies that are subsidiaries or affiliates of JPMorgan Chase, including the Company. Due to the overlapping nature of claims, JPMorgan Chase does not disaggregate the estimate of reasonably possible losses by individual subsidiary or affiliate. Where JPMorgan Chase and/or one or more of its subsidiaries or affiliates are named as defendants in a particular litigation, JPMorgan Chase has procedures to determine the proper allocation of legal costs among the several defendants.

19. Net capital and other regulatory requirements

JPMorgan Securities is a registered broker-dealer and futures commission merchant and, accordingly, is subject to Rule 15c3-1 under the Securities Exchange Act of 1934 ("Net Capital Rule") and Rule 1.17 under the CFTC. The SEC has approved JPMorgan Securities' use of Appendix E of the Net Capital Rule, which establishes alternative net capital requirements ("net capital") for broker-dealers that are part of entities subject to consolidated supervision at the ultimate holding company level. Appendix E allows JPMorgan Securities to calculate net capital charges for market risk and derivatives-related credit risk based on mathematical models provided that it holds tentative net capital in excess of $1 billion and net capital in excess of $500 million. JPMorgan Securities is also required to notify the SEC in the event that tentative net capital is less than $5 billion. JPMorgan Securities is also subject to the CFTC's minimum financial requirements which require the maintenance of net capital, as defined, equal to 8% of customer risk maintenance margin requirements plus 8% of non-customer risk maintenance margin requirements, all as defined in the capital rules of the CFTC.

At December 31, 2014, JPMorgan Securities' net capital of $12.9 billion exceeded the minimum net capital requirement of $2.1 billion by $10.8 billion. JPMorgan Securities' net capital computation includes $2.9 billion, which is the net capital of Clearing Corp. in excess of 5% of Clearing Corp.'s aggregate debit items arising from customer transactions.

JPMorgan Securities and Clearing Corp are subject to the customer protection Rule 15c3-3 under the Securities Exchange Act of 1934. For the December 31, 2014 customer reserve computation, JPMorgan Securities and Clearing Corp segregated in a special reserve account, for the exclusive benefit of customers, cash and qualified securities valued at $633 million and $9.9 billion, respectively. This amount is included on the Consolidated Statement of Financial Condition in Cash and securities segregated under federal and other regulations.

JPMorgan Securities and Clearing Corp. also perform the computation for assets in the proprietary accounts of broker-dealers ("PAB") in accordance with the PAB reserve computation set forth in Rule 15c3-3 under the Securities Exchange Act of 1934, so as to enable introducing brokers to include PAB assets as allowable assets in their net capital computations (to the extent allowable under the Net Capital Rule). For the December 31, 2014 PAB reserve computation, JPMorgan Securities and Clearing Corp. segregated in a special reserve account, for the exclusive benefit of PAB customers qualified securities valued at $12 million and $142 million, respectively. This amount is included on the Consolidated Statement of Financial Condition in Cash and securities segregated under federal and other regulations.

Additionally, JPMorgan Securities and Clearing Corp., in their capacity as a futures commission merchant are required to perform computations of the requirements of Section 4d(2), Regulation 30.7, and Regulation 22.2 under the Commodity Exchange Act. As of December 31, 2014, assets segregated, secured and sequestered totaled $27.7 billion for JPMorgan Securities and $1.6 billion for Clearing Corp., respectively. These amounts exceeded requirements by $3.0 billion for JPMorgan Securities and $543 million for Clearing Corp., respectively.

20. Subsequent events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2014, and through February 26, 2015 (the date of the filing of this report). There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the Consolidated Statement of Financial Condition as of December 31, 2014.